                                                FILED PURSUANT TO RULE 424(B)(2)
                                                REGISTRATION NO.  33-45271

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED WITHOUT THE DELIVERY OF A FINAL PROSPECTUS          +
+SUPPLEMENT AND ACCOMPANYING PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE    +
+ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE          +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION,
                              DATED JUNE 11, 1997
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 11, 1997)                                         LOGO
$100,000,000                                           OF STANDARD PACIFIC CORP.
STANDARD PACIFIC CORP.
  % SENIOR NOTES DUE 2007

The     % Senior Notes Due 2007 (the "Notes") are being offered (the
"Offering") by Standard Pacific Corp. (the "Company"). The Notes will mature on
   , 2007. Interest on the Notes will be payable semiannually on     and     of
each year, commencing    , 199 . The Notes are redeemable at the option of the
Company, in whole or in part, at any time on or after    , 2002 at the
redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption.

In the event of a Change of Control (as defined), the Company is required to offer to repurchase all of the Notes at a price equal to 101 percent of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. In addition, the Company will, under certain circumstances, be obligated to make an offer to purchase a portion of the Notes, and pay accrued interest to the date of purchase, in the event of the Company's failure to maintain a minimum Consolidated Net Worth (as defined) or in the event of certain asset sales. See "Description of Notes--Certain Covenants."

The Notes are senior unsecured obligations of the Company and will rank pari passu with the Company's other existing and future senior unsecured indebtedness. As of March 31, 1997, the aggregate amount of senior indebtedness of the Company, after giving effect to the application of net proceeds from the sale of the Notes offered hereby, would have been approximately $80.0 million (excluding indebtedness relating to discontinued operations, secured indebtedness, trade payables and the Notes offered hereby). The Notes are effectively subordinated to all existing and future indebtedness, including trade payables, of the Company's subsidiaries, which indebtedness totaled approximately $12.6 million at March 31, 1997 (excluding indebtedness relating to discontinued operations). Although the Indenture contains limitations on the incurrence of Indebtedness (as defined), the Company and its subsidiaries could incur significant additional Indebtedness, including pari passu senior indebtedness. See "Capitalization" and "Description of Notes--Certain Covenants."

The Company has made application to list the Notes on the New York Stock Exchange. The Company's Common Stock is traded on the New York Stock Exchange and on the Pacific Stock Exchange under the symbol "SPF."

The Notes will be represented by a Global Security (as defined) registered in the name of the nominee of The Depository Trust Company, which will act as the depositary (the "Depositary"). Beneficial interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes--Book-Entry System."

SEE "RISK FACTORS" BEGINNING ON PAGE S-9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
                          PRICE TO            UNDERWRITING        PROCEEDS TO
                          PUBLIC(1)           DISCOUNT            COMPANY(1)(2)
Per Note.................     %                   %                   %
Total.................... $                   $                   $
-------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from            , 1997.
(2) Before deducting expenses payable by the Company, estimated to be approximately $250,000.

The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made through the facilities of the
Depository Trust Company on or about June    , 1997.

SALOMON BROTHERS INC

        DILLON, READ & CO. INC.

                DONALDSON, LUFKIN & JENRETTE
                 SECURITIES CORPORATION

                                                    BANCAMERICA SECURITIES, INC.

The date of this Prospectus Supplement is June   , 1997.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING PURCHASES OF THE NOTES TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF THE NOTES TO COVER ANY SHORT POSITION IN THE NOTES MAINTAINED BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

  This summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Certain capitalized terms used herein are defined in the Prospectus or elsewhere in this Prospectus Supplement.

                                  THE COMPANY

  Standard Pacific Corp. (the "Company") designs, constructs and sells high quality, single-family homes targeted primarily to the move-up buyer. The Company is a leading builder in California where it has operated for over 30 years and also has established operations in Texas. The Company is geographically diversified in these markets with operations in Orange, Riverside, San Bernardino, San Diego and Ventura Counties in southern California, in the San Francisco Bay area of northern California and in Houston, Dallas and Austin, Texas. For the 12 months ended March 31, 1997, the Company had revenues and EBITDA of $470.3 million and $49.0 million, respectively.

  The Company believes it is well-positioned to benefit from the recovery in the California housing market as a result of its strong land position and local market knowledge. California is the third largest housing market in the United States and is the largest, and one of the most diversified, states in terms of economic activity. Employment growth historically has been an indicator for the economy and housing demand. In 1996, California non-farm employment increased
2.8 percent, the largest increase in the state in the 1990's, compared to a 2.1 percent increase in the United States during the same period. This growth has continued into 1997, with total non-farm employment for the 12 months ended March 31, 1997 increasing 3.0 percent. Single-family building permits issued in California in the first quarter of 1997 totaled approximately 16,900, an 8.3 percent increase from the approximately 15,600 permits issued in the same period in 1996.

  The improving California economy has resulted in increased demand for the Company's homes. During 1996, the Company's deliveries of homes increased 13 percent to 1,623 units and its homebuilding revenues increased 15 percent to $399.9 million. During the first quarter of 1997, the Company's deliveries increased 36 percent to 393 units and its homebuilding revenues increased 81 percent to $111.3 million, as compared to the same period in 1996. In addition, at March 31, 1997, the Company's backlog was 753 units, or $240.6 million, compared to 571 units, or $147.5 million, at March 31, 1996.

  The Company believes that its long history of building high quality homes in California and Texas and its conservative operating strategy have enabled the Company to successfully weather cyclical downturns and position the Company to capitalize on the improving California market. The main elements of the Company's strategy include:

  Focus on Broad Move-Up Market. The Company concentrates on the construction of single-family homes for use as primary residences by move-up buyers. The Company believes that the market for primary residences is more resistant to economic downturns than the market for second or vacation homes. The average selling price of the Company's homes over the 12 months ended March 31, 1997 was approximately $275,000. Currently, the Company expects to concentrate its efforts on acquiring land that is suitable for the construction and sale of homes generally in the price range of $150,000 to $400,000, which represents a broad market segment in the Company's market areas. The Company also constructs and sells homes in the $400,000 to $800,000 price range in certain of its California markets.

  Reputation for High Quality, Single-Family Homes. The Company believes that it has an established reputation for providing high quality homes. The Company prides itself on its ability to design unique and attractive homes and provide its customer with a wide selection of options. The Company believes that its long history of providing high quality homes has resulted in many repeat buyers and word-of-mouth sales. The Company also uses extensive marketing to sell its homes, and its homes are generally sold by its own staff of sales personnel through the use of model homes which are usually maintained at each project site. The Company also makes extensive use of advertisements in local newspapers, illustrated brochures, billboards and on-site displays.

  Conservative Operating Strategy. The Company customarily acquires unimproved land zoned for residential use which appears suitable for the construction of 50 to 300 homes in increments of 10 to 30 homes. The Company generally purchases land only when it projects commencement of construction within a relatively short time period. The number of homes built in the first increment of a project is based upon internal market studies. The timing and size of subsequent increments depend to a large extent upon sales rates experienced in the earlier increments. By developing projects in increments, the Company has been able to respond to local market conditions and control the number of its completed and unsold homes. Additionally, an increasing percentage of the Company's lots are controlled through joint ventures. The Company uses joint ventures for certain land development projects that have long lead times or are of significant size requiring substantial capital investments.

  Strong Land Position. The Company has been operating in California for over 30 years and has established an excellent reputation with land owners. The Company believes that its long standing relationships with land owners and developers in California give the Company a competitive edge in securing quality land positions at competitive prices. In order to ensure an adequate supply of land for future homebuilding activities, the Company generally attempts to maintain an inventory of building sites sufficient for construction of homes over a period of approximately three to five years. The Company believes that its 6,752 owned or controlled building sites at March 31, 1997, in addition to any land sites for which the Company may enter into negotiations, will be sufficient for its operations over this period.

  Geographic Diversification. The Company has focused its California homebuilding activities in Orange, Riverside, San Bernardino, San Diego and Ventura Counties in southern California, and in the San Francisco Bay area of northern California. Additionally, the Company has projects in the Houston, Dallas and Austin markets in Texas. The Company's policy of diversifying among different geographic areas has enabled it to reduce the impact of adverse local economic conditions. Additionally, the Company believes that it has significant opportunities to expand in its existing markets and to enter new geographic markets.

  Control of Overhead and Operating Expenses. Throughout its history, the Company has sought to minimize overhead expenses in an effort to control costs and to be more flexible in responding to the cyclical nature of its business. The Company strives to control its overhead costs by centralizing certain of its administrative functions and by limiting the number of middle level management positions.

  Experienced Management and Decentralized Operations. The Company's senior corporate and division operating managers average over 20 years of experience in the homebuilding business. Each homebuilding division is run by a local manager. One of the essential criteria in the selection of a divisional manager is the individual's in-depth familiarity with the geographic areas within which the division operates. The decisions regarding selection of parcels of land for purchase and development are made in conjunction with the officers of the Company, and thereafter, each manager conducts the operations of the division relatively autonomously as a separate profit center.

  The Company also manufactures and markets high quality office furniture systems through its subsidiary, Panel Concepts, Inc. ("Panel Concepts").

                              RECENT DEVELOPMENTS

  Talega Joint Venture. The Company recently entered into a joint venture with affiliates of Catellus Development Corporation and Starwood Capital Group L.L.C. to acquire and develop a 3,470-acre masterplanned community located in south Orange County (the "Talega Joint Venture"). The Talega Joint Venture plans to develop and deliver in phases finished lots for up to approximately 4,900 attached and detached homes, as well as two championship golf courses, certain community amenities and commercial and industrial components. As a one-third participant in this long-term project, the Company is obligated to invest up to $20.0 million in the project and will receive certain rights of first offer entitling the Company to purchase up to approximately 1,300 finished lots from the joint venture for construction and sale of homes by the Company.

  Disposition of Standard Pacific Savings. The Company's Board of Directors recently adopted a plan of disposition for the Company's savings and loan subsidiary, Standard Pacific Savings, F.A. ("Savings"). Pursuant to the plan, the Company has entered into a definitive agreement to sell substantially all of Savings' mortgage loan portfolio and has entered into a non-binding letter of intent to sell the remainder of Savings' business, including Savings' charter. The letter of intent is subject to the completion of due diligence on behalf of the purchaser, completion of a definitive sale agreement and approval of the transaction by the Office of Thrift Supervision ("OTS"). As a result of the adoption of the plan of disposition, Savings has been accounted for as a discontinued operation and the results of its operations have been segregated in the Company's Consolidated Financial Statements included in the accompanying Prospectus. Savings has not offered mortgage financing to the Company's home buyers since July 1994, and the sale of Savings is not expected to have any impact on sales of the Company's homes. Management currently estimates that both the disposition of Savings under the plan and the operating results of Savings for the period through the disposition will not result in a significant gain or loss to the Company.

                                  THE OFFERING

 Securities Offered.................. $100,000,000 principal amount of     %
                                      Senior Notes Due 2007 (the "Notes").
 Maturity............................    , 2007.
 Interest Payment Dates..............     and    , commencing    , 199 .
 Optional Redemption................. The Notes are redeemable at the option of the Company, in whole or in part, at any
                                      time on or after    , 2002 at the
                                      redemption prices set forth herein plus
                                      accrued and unpaid interest, if any, to
                                      the date of redemption. See "Description
                                      of Notes--Optional Redemption."
 Offer to Purchase................... In the event of a Change of Control (as defined), the Company is required to
                                      offer to repurchase all of the Notes at a
                                      price equal to 101 percent of the
                                      aggregate principal amount thereof, plus
                                      accrued and unpaid interest, if any, to
                                      the date of repurchase. See "Description
                                      of Notes--Change of Control." In
                                      addition, the Company will, under certain
                                      circumstances, be obligated to make an
                                      offer to purchase a portion of the Notes
                                      in the event of the Company's failure to
                                      maintain a minimum Consolidated Net Worth
                                      or in the event of certain asset sales.
                                      See "Description of Notes--Certain
                                      Covenants--Maintenance of Consolidated
                                      Net Worth" and
                                      ""--Limitation on Asset Sales."
 Ranking............................. The Notes are senior unsecured obligations of the Company and will rank
                                      pari passu with the Company's other
                                      existing and future senior unsecured
                                      indebtedness. As of March 31, 1997, the
                                      aggregate amount of senior indebtedness
                                      of the Company, after giving effect to
                                      the application of the net proceeds from
                                      the sale of the Notes offered hereby,
                                      would have been approximately
                                      $80.0 million (excluding indebtedness
                                      relating to discontinued operations,
                                      secured indebtedness, trade payables and
                                      the Notes offered hereby). The Notes are
                                      effectively subordinated to all existing
                                      and future indebtedness, including trade
                                      payables, of the Company's subsidiaries,
                                      which indebtedness totaled approximately
                                      $12.6 million at March 31, 1997
                                      (excluding indebtedness relating to
                                      discontinued operations). See
                                      "Capitalization" and "Description of
                                      Notes."
 Certain Covenants................... The Indenture pursuant to which the Notes will be issued imposes certain
                                      limitations on the ability of the Company
                                      and its Restricted Subsidiaries (as
                                      defined) to, among other things, (i)
                                      incur additional indebtedness, (ii)
                                      create liens, (iii) make Restricted
                                      Payments (as defined), (iv) sell assets,
                                      (v) engage in transactions with
                                      Affiliates (as defined) and (vi) permit
                                      certain restrictions on distributions
                                      from Restricted Subsidiaries. See
                                      "Description of Notes--Certain
                                      Covenants."
 Market.............................. The Company has made application to list the Notes on the New York Stock Exchange.
                                      No assurances can be given as to the
                                      liquidity of the trading market for the
                                      Notes or that an active public market for
                                      the Notes will develop.
 Use of Proceeds..................... The net proceeds to be received by the
                                      Company from the sale of the Notes
                                      offered hereby will be used to pay
                                      outstanding indebtedness under the
                                      Company's unsecured revolving credit
                                      facility (the "Revolving Credit
                                      Facility") and for general corporate
                                      purposes. See "Use of Proceeds."

                        SUMMARY FINANCIAL AND OTHER DATA

  The Summary Financial and Other Data set forth below have been derived from the Company's Consolidated Financial Statements and Notes thereto contained in the accompanying Prospectus. The financial data for the years ended December 31, 1996, 1995, and 1994 were derived from the audited consolidated financial statements of the Company. The financial data for the quarters ended March 31, 1997 and 1996 were derived from the unaudited consolidated financial statements of the Company. The Summary Financial and Other Data are qualified in their entirety by, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included in the accompanying Prospectus.

                                   THREE MONTHS
                                  ENDED MARCH 31,    YEAR ENDED DECEMBER 31,
                                 ----------------- ----------------------------
                                   1997     1996     1996     1995       1994
                                 -------- -------- -------- ---------  --------
                                 (DOLLARS IN THOUSANDS, EXCEPT AVERAGE SELLING
                                                    PRICES)
INCOME STATEMENT DATA
 HOMEBUILDING AND CORPORATE
  Revenues...................... $111,303 $ 61,584 $399,863 $ 346,263  $374,783
  Cost of sales(1)..............   95,645   54,391  348,066   307,794   331,558
  Non-cash charge for impairment
   of long-lived assets(2)......      --       --       --     46,491       --
                                 -------- -------- -------- ---------  --------
  Gross margin..................   15,658    7,193   51,797    (8,022)   43,225
                                 -------- -------- -------- ---------  --------
  Selling, general and adminis-
   trative expenses(1)..........    9,775    6,693   37,351    34,873    36,855
  Income from unconsolidated
   joint ventures...............      530    1,713    4,708     6,953     4,234
  Interest expense..............    1,473    1,656    7,142     1,860      ----
  Other income..................      206      158      936       555       596
                                 -------- -------- -------- ---------  --------
  Homebuilding and corporate
   pretax income (loss)......... $  5,146 $    715 $ 12,948 $ (37,247) $ 11,200
                                 ======== ======== ======== =========  ========
 MANUFACTURING(3)
  Sales......................... $  5,352 $  3,997 $ 19,311 $  15,177  $ 17,225
  Pretax income (loss)(4).......      455      238    2,087       (42)      969
 CONSOLIDATED RESULTS
  Income (loss) from continuing
   operations before income
   taxes(5)..................... $  5,601 $    953 $ 15,035 $ (37,289) $ 12,169
  Income (loss) from continuing
   operations...................    3,301      571    9,001   (22,383)    7,176
  Net income (loss).............    3,517      573    8,393   (27,363)    5,887
SELECTED OPERATING DATA
 New homes delivered:
  California....................      297      158    1,131       942       949
  Texas.........................       80       72      338       299       311
  Joint ventures (California)...       16       59      154       195       108
                                 -------- -------- -------- ---------  --------
  Total.........................      393      289    1,623     1,436     1,368
                                 ======== ======== ======== =========  ========
 Average selling price:
  California deliveries
   (excluding joint ventures)... $322,993 $297,043 $292,007 $ 308,383  $333,797
  Texas deliveries.............. $185,108 $181,783 $185,622 $ 180,058  $184,194
  Combined (excluding joint ven-
   tures)....................... $293,734 $260,962 $267,529 $ 277,465  $296,871
  Combined (including joint ven-
   tures)....................... $291,921 $248,072 $261,681 $ 271,936  $295,772
 Net new orders.................      661      536    1,798     1,480     1,341
 Backlog at period end (homes)..      753      571      485       312       272
 Backlog at period end (dol-
  lars)......................... $240,611 $147,518 $168,674 $  77,945  $ 83,469

                                               FOUR FISCAL QUARTERS ENDED
                                            -----------------------------------
                                                           DECEMBER 31,
                                            MARCH 31, -------------------------
                                              1997     1996     1995     1994
OTHER DATA                                  --------- -------  -------  -------
 Homebuilding gross margin percentage(6)...     13.4%    13.0%    11.1%    11.5%
 EBITDA (7)................................  $48,988  $43,104  $38,144  $41,584
 EBITDA margin percentage..................     10.4%    10.3%    10.6%    10.6%
 Interest Incurred(8)......................  $15,861  $16,687  $19,200  $19,600
ADJUSTED RATIOS(9)
 Ratio of EBITDA to interest incurred......     2.48x
 Ratio of total debt to EBITDA.............     3.73x

                                  AT MARCH 31, 1997        AT DECEMBER 31,
                                 -------------------- --------------------------
                                     AS
                                 ADJUSTED(9)  ACTUAL    1996     1995     1994
BALANCE SHEET DATA               ----------- -------- -------- -------- --------
 Real estate inventories........  $377,648   $377,648 $372,645 $367,676 $456,655
 Total assets(5)................   471,825    456,875  451,108  445,747  524,318
 Total debt(5)..................   182,944    165,744  161,767  163,354  204,545
 Stockholders' equity...........   261,067    261,067  260,350  257,846  291,127

(1) Effective January 1, 1997, the Company changed its presentation of selling costs in its consolidated statements of operations whereby selling costs are now combined with general and administrative expenses. This presentation is consistent with industry practice. Previously, the Company included these costs as a component of cost of sales. The Company reclassified the prior period amounts to conform with the 1997 presentation.

(2) Reflects the adoption by the Company, effective December 31, 1995, of the provisions of Financial Accounting Standards No. 121 ("FAS 121"). Prior to December 31, 1995, each real estate project was carried at the lower of its costs or its estimated net realizable value. FAS 121 changed the method of valuing long-lived assets, including real estate inventories, whereby long-lived assets that are expected to be held and used in operations are to be carried at the lower of cost, or, if impaired, the fair value of the asset, rather than net realizable value.

(3) Represents operations of Panel Concepts.

(4) Excludes intercompany interest income of $77,000 and $65,000 for the three months ended March 31, 1997 and 1996, respectively, and $274,000, $241,000 and $270,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

(5) In May 1997, the Company's Board of Directors adopted a plan for the disposition of the Company's savings and loan subsidiary and, accordingly, the Company has accounted for the savings and loan subsidiary as a discontinued operation. See Note 12 to the Company's Consolidated Financial Statements included in the accompanying Prospectus and "--Recent Developments" above.

(6) The 1995 homebuilding gross margin percentage excludes the $46.5 million non-cash charge for the adoption of FAS 121.

(7) EBITDA means earnings (loss) before taxes and discontinued operations and before (i) interest expensed, (ii) amortization of capitalized interest included in cost of sales, (iii) income from unconsolidated joint ventures,
    (iv) depreciation and amortization and (v) impairment charges of $46.5 million for 1995 related to real estate inventories and includes income distributions from unconsolidated joint ventures. EBITDA is a widely accepted financial indicator of a company's availability to service debt. However, EBITDA should not be considered as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity.

(8) Interest incurred represents interest expensed and interest capitalized for the applicable periods and excludes interest attributable to discontinued operations.

(9) Adjusted to give effect to the Offering and the use of proceeds therefrom, as described under "Use of Proceeds," as if the foregoing occurred at the beginning of the period, or at March 31, 1997, as applicable.

                STATEMENT REGARDING FORWARD LOOKING DISCLOSURE

  This Prospectus Supplement and the accompanying Prospectus (including the documents incorporated by reference therein) contain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which represent the Company's expectations or beliefs concerning future events, including, but not limited to, the following: statements regarding the price range of future homes constructed by the Company; statements regarding the margins on newer projects; statements regarding the future home deliveries and income from the Company's unconsolidated joint ventures; statements regarding a favorable mortgage interest rate environment and an improving California economic climate; statements regarding the homebuilding segment's backlog of homes; statements regarding the adequacy of the Company's inventory of building sites; statements regarding the availability of building sites for purchase from joint ventures; statements regarding the time typically required to complete the construction phase of an increment of a project; statements regarding the sufficiency of the Company's cash provided by internally generated funds and outside borrowings; statements regarding future net new orders and statements regarding the gain or loss to be recognized by the Company from the planned disposition of Savings and the operating results of Savings for the period through disposition. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, without limitation, the following: change in the demand for new homes attributable to the cyclical and competitive nature of the homebuilding business; changes in general economic conditions; uncertainty in or changes in the continued availability of suitable undeveloped land at reasonable prices; adverse local market conditions; existing and changing governmental regulations, including regulations concerning environmental matters, the permitting process for home construction and savings and loan institutions; increases in prevailing interest rates; the level of real estate taxes and energy costs; the cost of materials and labor; the availability of construction financing and home mortgage financing attractive to the purchasers of homes; and inclement weather and other natural disasters. Results actually achieved thus may differ materially from expected results included in these and any other forward looking statements contained herein.

                                 RISK FACTORS

  Prospective investors should carefully consider the specific factors set forth below as well as the other information included or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus before deciding to invest in the Notes offered hereby.

LAND ACQUISITION AND INVENTORY RISKS

  The development, construction and sale of homes are subject to various risks including, among others, the continued availability of suitable undeveloped land at reasonable prices and adverse local market conditions resulting from changes in economic conditions or competitive over-building. As a result of the national and California recessions which began in 1990, the Company recorded in the fourth quarter of 1991 aggregate writedowns of approximately $3.2 million on several of the Company's California projects to value the remaining homes in these projects at estimated net realizable value. Additionally, during the third quarter of 1992 and the fourth quarter of 1993, adjustments totaling approximately $2.5 million and $3.1 million, respectively, were recorded to reduce the carrying value of certain California projects to the lower of cost or market and to provide for reserves to cover potential price concessions. At December 31, 1995, and as a result of continued adverse trends experienced in some of the Company's markets, particularly in San Diego, coupled with the adoption of FAS 121, the Company recorded a $46.5 million noncash pretax charge against operations. FAS 121 required a change in the method of valuing long-lived assets, including in particular assets such as the Company's real estate holdings. See Note 2 of the Notes to the Company's Consolidated Financial Statements included in the accompanying Prospectus.

ECONOMIC CONDITIONS AND INTEREST RATES

  The Company's business is highly cyclical and is affected by national, world and local economic conditions and events and the effect such conditions and events have on the markets it serves in California and Texas and in particular by the level of mortgage interest rates and consumer confidence in those regions. The Company cannot predict whether interest rates will be at levels attractive to prospective homebuyers. If interest rates increase, and in particular mortgage interest rates, the Company's operating results could be adversely impacted.

DEPENDENCE ON CALIFORNIA MARKET

  The Company presently conducts most of its business in California. There have been periods of time in California where economic growth has slowed and the average sales price of homes in certain areas in California in which the Company does business have declined. There can be no assurance that home sales prices will not decline further in the future.

  In past years, several cities and counties in California in which the Company has delivered a significant number of homes have approved the inclusion of "slow growth" initiatives and other election ballot measures which could impact the affordability and availability of homes and land within those localities. Although some of these initiatives have been defeated, the Company believes that if, in the future, similar initiatives are introduced and approved, future residential construction by the Company could be negatively impacted.

LEVERAGE; POTENTIAL ADVERSE EFFECT OF INDEBTEDNESS ON FUTURE OPERATIONS

  As of March 31, 1997, after giving effect to the Offering and the application of the proceeds therefrom, the outstanding consolidated indebtedness of the Company would have been $182.9 million (excluding discontinued operations) and the Company would have had stockholders' equity of $261.1 million. In addition, subject to the restrictions in the Indenture, the Company may incur additional indebtedness in the future, some of which may be secured. The Notes are effectively subordinated to all existing and future indebtedness, including trade payables, of the Company's subsidiaries, which indebtedness totaled approximately $12.6 million at March 31, 1997, without regard to approximately $102.1 million of indebtedness (exclusive of Savings deposit liabilities) relating to discontinued operations. The Company's ability to make required debt service payments in the future will be dependent upon the Company's operating results, which are subject to financial, economic and other factors affecting the Company that are beyond its control. No assurance can be given that the Company will be able to make required debt service payments. If the Company is at any time unable to generate sufficient cash flow from operations to service its debt, it may be required to seek refinancing for all or a portion of that debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to the Company.

  The Company's Revolving Credit Facility and senior debt instruments contain financial covenants with which the Company currently is in compliance. Significant losses in the Company's homebuilding segment could result in the violation of one or more of these covenants which could result in the unavailability of the liquidity provided by the Revolving Credit Facility.

CHANGE OF CONTROL

  Upon a Change of Control, the Company will be required to offer to repurchase all of the outstanding Notes at 101 percent of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. There can be no assurance that the Company will have sufficient funds available or will be permited by its other debt agreements to repurchase the Notes upon the occurrence of a Change of Control. In addition, a Change of Control may require the Company to offer to repurchase other outstanding indebtedness and may cause a default under the Company's

Revolving Credit Facility. The inability to repurchase all of the tendered Notes would constitute an Event of Default (as defined herein) under the Indenture. The Change in Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. See "Description of the Notes-- Change of Control."

COMPETITION

  The homebuilding industry is highly competitive, with homebuilders competing for customers, desirable properties, financing, raw materials and skilled labor. In each of the areas in which it operates, the Company competes in terms of location, design, quality, price and available mortgage financing with numerous other residential construction firms, including large national and regional firms, some of which have greater financial resources than the Company. In addition, the Company competes with resales of existing residential housing by individuals, financial institutions and others. Competition is particularly intense when the Company enters a new market area until its reputation becomes firmly established in that area.

REGULATORY AND ENVIRONMENTAL MATTERS

  The housing industry is subject to environmental, building, worker health and safety, zoning and real estate regulations by various Federal, state and local authorities. The environmental laws that apply to a given homebuilding site depend upon the site's location, its environmental condition and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause the Company to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas. In addition, certain new developments, particularly in Southern California, are subject to various assessments for schools, parks, streets and highways and other public improvements, the costs of which can be substantial. By raising the cost of the Company's homes to its customers, an increase in such assessments could have a negative impact on the Company's sales.

  In developing a project, the Company must obtain the approval of numerous governmental authorities regulating such matters as permitted land uses and levels of density, the installation of utility services, such as water and waste disposal, and the dedication of acreage for open space, parks, schools and other community purposes. Furthermore, changes in prevailing local circumstances or applicable law may require additional approvals or modifications of approvals previously obtained, including environmental, zoning and other entitlement issues. Prior to acquiring a parcel of land, the Company may utilize deposit arrangements which allow the Company ample time to perform proper diligence and investigate and resolve necessary issues. Although the Company believes that it has acquired a sufficient number of lots to provide for its home construction activities for the near term, no assurances can be given that the Company will be able to sell the homes it produces on a profitable basis.

RISK OF MATERIAL AND LABOR SHORTAGES

  The Company is not presently experiencing any serious material or labor shortages; however, the residential construction industry in the past has, from time to time, experienced serious material and labor shortages, including shortages in insulation, drywall, certain carpentry work and cement and fluctuating lumber prices and supply. Delays in construction of homes due to these shortages could have an adverse effect upon the Company's homebuilding operations.

NATURAL RISKS

  Unexpected climatic conditions, such as unusually heavy or prolonged rain or other natural disasters such as earthquakes or fires, may affect operations in certain areas. Periodically, the state of California has experienced drought conditions resulting in water conservation measures and in some cases rationing by local municipalities in which the Company does business. Restrictions by governmental agencies on future construction activity as a result of limited water supplies could have an adverse effect upon the Company's operations.

MARKET FOR THE NOTES

  Although the Company has made application to list the Notes on the New York Stock Exchange, the Notes are a new issue of securities, have no established trading market and may not be widely distributed. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Notes. No assurance can be given that the Notes will not trade below their face amount.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes are estimated to be approximately $97.8 million. The Company expects to apply such net proceeds initially to repay the indebtedness outstanding under the Company's unsecured Revolving Credit Facility which had an outstanding balance of $97.7 million as of May 31, 1997. The Company's Revolving Credit Facility currently bears interest at a Eurodollar based rate plus 150 basis points (the weighted average interest rate at May 31, 1997 was approximately 7.38%), permits borrowing, subject to a borrowing base and certain financial covenants, of up to $200 million and matures in July 1999. The Company may reborrow amounts repaid under the Revolving Credit Facility for general corporate purposes. The Company is currently in discussions with the agent bank for its Revolving Credit Facility concerning the amendment of the facility to increase the commitment and incorporate more favorable terms. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Financial Condition and Liquidity."

  The balance of the net proceeds of the Offering, if any, will be used by the Company for general corporate purposes. Pending use of the balance of the net proceeds, the Company may make temporary investments in interest-bearing savings accounts, certificates of deposit, United States Government obligations, money market accounts, interest-bearing securities or other short-term, interest-bearing investments.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at March 31, 1997 and as adjusted to give effect to the issuance of the Notes offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                             MARCH 31, 1997
                                                            ------------------
                                                                         AS
                                                             ACTUAL   ADJUSTED
                                                            --------  --------
                                                               (DOLLARS IN
                                                               THOUSANDS)
Cash--Homebuilding, corporate and manufacturing............ $  4,692  $ 19,642
                                                            ========  ========
Homebuilding, corporate and manufacturing debt:
  Unsecured notes payable(1)............................... $ 82,800  $    --
  Trust deed notes payable.................................    2,944     2,944
  10 1/2% senior notes due 2000............................   80,000    80,000
    % senior notes due 2007................................      --    100,000
                                                            --------  --------
    Total debt.............................................  165,744   182,944
                                                            --------  --------
Stockholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares
   authorized; none issued.................................      --        --
  Common stock, $.01 par value; 100,000,000 shares autho-
   rized; 29,389,181 shares issued and outstanding(2)......      294       294
  Paid-in capital..........................................  281,513   281,513
  Investment securities valuation adjustment...............     (133)     (133)
  Accumulated deficit......................................  (20,607)  (20,607)
                                                            --------  --------
    Total stockholders' equity.............................  261,067   261,067
                                                            --------  --------
      Total capitalization................................. $426,811  $444,011
                                                            ========  ========

--------
(1) Represents amounts due under the Revolving Credit Facility. At May 31, 1997, such amounts were $97.7 million.
(2) Excludes 909,590 shares of Common Stock reserved at March 31, 1997 for issuance upon exercise of outstanding options under the Company's 1991 Employee Stock Option Plan.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS BY SEGMENT

  Set forth below is a discussion of the Company's operations by segment. The Company's principal business segments are Residential Housing, including the Corporate segment, and Manufacturing.

RESIDENTIAL HOUSING AND CORPORATE SEGMENT

SELECTED FINANCIAL INFORMATION

                              THREE MONTHS
                            ENDED MARCH 31,     YEAR ENDED DECEMBER 31,
                            -----------------  -------------------------------
                              1997     1996      1996      1995         1994
                            --------  -------  --------  --------     --------
                                      (DOLLARS IN THOUSANDS)
Revenues................... $111,303  $61,584  $399,863  $346,263     $374,783
Cost of sales..............   95,645   54,391   348,066   307,794      331,558
Noncash charge for
 impairment of long-lived
 assets....................      --       --        --     46,491          --
                            --------  -------  --------  --------     --------
  Gross margin.............   15,658    7,193    51,797    (8,022)      43,225
                            --------  -------  --------  --------     --------
  Gross margin percentage..     14.1%    11.7%     13.0%     11.1%(1)     11.5%
                            --------  -------  --------  --------     --------
Selling, general and
 administrative expenses...    9,775    6,693    37,351    34,873       36,855
Income from unconsolidated
 joint ventures............      530    1,713     4,708     6,953        4,234
Interest expense...........    1,473    1,656     7,142     1,860           --
Other income...............      206      158       936       555          596
                            --------  -------  --------  --------     --------
    Pretax income (loss)... $  5,146  $   715  $ 12,948  $(37,247)    $ 11,200
                            ========  =======  ========  ========     ========

--------
(1) The 1995 homebuilding gross margin percentage excludes the $46.5 million non-cash charge for the adoption of FAS 121.

  The Residential Housing and Corporate segment information shown above is after the elimination of intercompany transactions.

OPERATING DATA

                                     THREE MONTHS
                                    ENDED MARCH 31,   YEAR ENDED DECEMBER 31,
                                   ----------------- --------------------------
                                     1997     1996     1996     1995     1994
                                   -------- -------- -------- -------- --------
                                              (DOLLARS IN THOUSANDS)
New homes delivered:
  California......................      297      158    1,131      942      949
  Texas...........................       80       72      338      299      311
  Joint ventures (California).....       16       59      154      195      108
                                   -------- -------- -------- -------- --------
  Total...........................      393      289    1,623    1,436    1,368
                                   ======== ======== ======== ======== ========
Average selling price:
  California deliveries (excluding
   joint ventures)................ $322,993 $297,043 $292,007 $308,383 $333,797
  Texas deliveries................ $185,108 $181,783 $185,622 $180,058 $184,194
  Combined (excluding joint ven-
   tures)......................... $293,734 $260,962 $267,529 $277,465 $296,871
  Combined (including joint ven-
   tures)......................... $291,921 $248,072 $261,681 $271,936 $295,772
Net new orders....................      661      536    1,798    1,480    1,341
Backlog at period end.............      753      571      485      312      272

SELECTED BALANCE SHEET INFORMATION

                                                          AT DECEMBER 31,
                                        AT MARCH 31, --------------------------
                                            1997       1996     1995     1994
                                        ------------ -------- -------- --------
                                                (DOLLARS IN THOUSANDS)
Identifiable assets, total.............   $399,723   $391,580 $384,373 $470,789
  Real estate inventories..............    377,648    372,645  367,676  456,655
  Other................................     22,075     18,935   16,697   14,134

 Three Months Ended March 31, 1997 Compared to Three Months Ended March 31,
1996

  During the quarter ended March 31, 1997, the Company delivered 393 new homes (including 16 homes delivered by the Company's unconsolidated joint ventures) at an average selling price of $291,921 compared to 289 new homes (including 59 homes delivered by the Company's unconsolidated joint venture) at an average selling price of $248,072 for the 1996 first quarter.

  Homebuilding revenues for the quarter ended March 31, 1997 increased by approximately 80.7 percent from the comparable prior year period, while cost of sales attributed to residential housing increased by approximately 75.8 percent over the same period. The jump in homebuilding revenues of approximately $49.7 million over the 1996 first quarter resulted primarily from an increase of $38.4 million due to a 64 percent increase in unit deliveries and an increase of $12.3 million due to a 12.6 percent rise in the average selling price of homes delivered, which was partially offset by a $1 million reduction in revenues from improved lot sales. The Company's Northern California and Ventura County operations continue to experience strong growth in unit deliveries increasing 155 and 127 percent, respectively, over the year earlier period. The increase in the average selling price resulted from a greater distribution of homes delivered in the $400,000 to $800,000 price range in California. The Company expects its average selling price in the next few quarters to remain near the $300,000 level.

  Residential housing cost of sales for the quarter ended March 31, 1997 increased by approximately $41.3 million over the 1996 first quarter primarily as a result of an increase of $33.9 million due to a greater number of homes delivered and an increase of $8.3 million attributable to a higher average cost of new homes delivered, which was partially offset by a decrease of $900,000 related to a reduction in the cost of improved lots sold.

  The homebuilding gross margin percentage increased from 11.7 percent in the first quarter of 1996 to 14.1 percent in the first quarter of 1997. The improved operating results reflect the strengthening housing market, particularly in the Northern California and Orange and Ventura County markets and a greater percentage of deliveries from newer projects which generally carry higher margins.

  Selling, general and administrative expenses for the homebuilding and corporate segment decreased as a percentage of revenues from 10.9 percent in the first quarter of 1996 to 8.8 percent for the quarter ended March 31, 1997. This decrease is attributable to the fixed level of certain general and administrative expenses, as well as a reduction in selling costs as a percent of revenues due to the improving housing market in California.

  Income from the unconsolidated joint ventures decreased from $1.7 million in the first quarter of 1996 to $530,000 in the first quarter of 1997 primarily as a result of the reduction in joint venture deliveries between periods.

  The following selected operating information has been adjusted on a pro forma basis to include the operating results of the Company's unconsolidated joint ventures (dollars in thousands):

                                   THREE MONTHS ENDED      THREE MONTHS ENDED
                                     MARCH 31, 1997          MARCH 31, 1996
                                 ----------------------- -----------------------
                                 AS REPORTED AS ADJUSTED AS REPORTED AS ADJUSTED
                                 ----------- ----------- ----------- -----------
Revenues........................  $111,303    $115,290     $61,584     $73,259
Cost of sales...................    95,645      98,804      54,391      63,841
                                  --------    --------     -------     -------
  Gross margin..................  $ 15,658    $ 16,486     $ 7,193     $ 9,418
                                  ========    ========     =======     =======
Gross margin percentage.........      14.1%       14.3%       11.7%       12.9%

  Interest incurred for the quarter ended March 31, 1997 was $4.0 million of which $2.5 million was capitalized to real estate inventories and $1.5 million was expensed compared to $4.8 million incurred for the quarter ended March 31, 1996 of which $3.2 million was capitalized and $1.6 million expensed.

  The Company generated a record first quarter net new order total of 661 homes, up 23 percent over the year earlier period. The increase can be attributed primarily to the Northern California division which generated 238 net new orders for the quarter, a 92 percent increase from the previous year period, and the Ventura County division which generated 129 net new orders, up 108 percent from the 1996 first quarter. Coupled with a strong backlog at year end, the increase in orders resulted in a backlog of 753 homes at March 31, 1997, the highest first quarter level since 1988.

  As a result of higher than expected orders in the fourth quarter of 1996 and first quarter of 1997 which had the effect of reducing the Company's inventory of homes available for sale, the Company expects that net new orders for the second quarter of 1997 will be less than net new orders for the comparable quarter in 1996.

 Fiscal Year 1996 Compared to Fiscal Year 1995

  During the year ended December 31, 1996, the Company delivered 1,623 new homes (including 154 homes delivered by the Company's unconsolidated joint ventures) at an average selling price of $261,681 compared to 1,436 new homes (including 195 homes delivered by the Company's unconsolidated joint venture) at an average selling price of $271,936 during 1995.

  Excluding the Company's unconsolidated joint ventures, residential housing revenues increased by 15.5 percent from the prior year, while cost of sales (before the impairment charge in 1995) increased by 13.1 percent. The increase in residential housing revenues from the prior year of approximately $53.6 million resulted primarily from an increase of $63.3 million attributable to 228 more homes delivered and a $4.9 million increase in revenues attributable to land sales, which were partially offset by a decrease of $14.6 million due to a 3.6 percent lower average selling price of new homes delivered. The increase in unit deliveries was primarily attributable to a 46 percent increase in deliveries from the Northern California division to 366 homes, a 19 percent increase in deliveries from the Ventura division to 184 homes and a 13 percent increase in Texas deliveries to 338 homes. The increase in deliveries can be attributed to, among other things, improved market conditions in the geographic markets the Company serves, particularly in California, as well as lower mortgage interest rates during most of 1996 as compared to fiscal 1995.

  The average selling price of the Company's homes is impacted by product mix, geographic mix and changing prices on homes sold. The decrease in the average selling price from 1995 to 1996 was due primarily to a reduction in deliveries of higher priced homes from the Company's Orange County division.

  The $40.3 million increase in residential housing cost of sales (before the impairment charge in 1995) included $56.2 million attributable to an increased number of new home deliveries and a

$5.8 million increase in cost of sales attributable to undeveloped lots sold, which were partially offset by a decrease of $21.7 million due to a decrease in the average cost of new homes delivered. The decrease in the average cost of new homes delivered was primarily due to the changing product mix discussed above.

  Excluding the Company's unconsolidated joint ventures, the gross margin percentage for 1996 was 13.0 percent compared to 11.1 percent (before the impairment charge) in 1995. The increase in the gross margin percentage was primarily due to improved market conditions in the California markets, higher absorption rates, as well as proportionately more deliveries from newer projects in 1996 as compared to 1995. The newer projects generally carry higher margins than older projects, which include land acquired in prior years at higher prices.

  Selling, general and administrative expenses for the residential housing and corporate segment decreased as a percentage of revenues from 10.1 percent in 1995 to 9.3 percent in 1996. This decline can be attributed to increased revenues of 15.5 percent from the prior year period.

  Income from the unconsolidated joint ventures decreased from approximately $7.0 million in 1995 to $4.7 million in 1996 as a result of fewer unit deliveries as well as more deliveries of lower priced product from one of the joint ventures. This joint venture delivered 151 new homes in 1996 compared to 195 new homes in 1995 and will deliver the remaining 15 homes during 1997. The Company delivered three homes from a new joint venture during the fourth quarter. This new joint venture could deliver up to several hundred homes over the next five to seven years.

  The following selected operating information has been adjusted on a pro forma basis to include the operating results of the Company's unconsolidated joint ventures (dollars in thousands):

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                          1996         1995
                                                       -----------  -----------
Revenues.............................................. $   432,031  $   392,429
Cost of sales.........................................     374,306      344,853
                                                       -----------  -----------
  Gross margin........................................ $    57,725  $    47,576
                                                       -----------  -----------
Gross margin percentage...............................        13.4%        12.1%
                                                       ===========  ===========

  Interest incurred for 1996 was $16.7 million of which $9.5 million was capitalized to real estate inventories and $7.1 million was expensed compared to $19.2 million incurred in 1995 of which $17.3 million was capitalized and $1.9 million expensed.

  Net new home orders for the year totaled 1,798, a 21 percent increase from 1995 and the second highest level in Company history. During the year, the Company's Orange County division recorded 686 net new orders (including the joint ventures), up 10 percent from 1995, and the Northern California division generated 474 net new home orders, a 67 percent increase over the 1995 total. Net new home orders for the 1996 fourth quarter totaled a record 343 homes, an 11 percent increase from the 1995 fourth quarter. The improving order trend resulted in a backlog of presold homes of 485 at December 31, 1996, a 55 percent increase over the prior year and the highest fourth quarter backlog since 1989. These positive trends can be attributed, in part, to a favorable mortgage interest rate environment during 1996, an improving economy in many parts of California in which the Company operates and the opening of 13 new projects in California.

 Fiscal Year 1995 Compared to Fiscal Year 1994

  During the year ended December 31, 1995, the Company delivered 1,436 new homes (including 195 homes delivered by the Company's unconsolidated joint venture) at an average selling price of

$271,936 compared to 1,368 new homes (including 108 homes delivered by the Company's unconsolidated joint venture) at an average selling price of $295,772 during 1994.

  Excluding the Company's unconsolidated joint venture, residential housing revenues for 1995 decreased by 7.6 percent from 1994, while cost of sales for 1995 (before the impairment charge) decreased by 7.2 percent. The decrease in residential housing revenues from the prior year of approximately $28.5 million resulted primarily from a decrease of $5.6 million attributable to 19 fewer homes delivered and a decrease of $24.1 million due to a 6.5 percent lower average selling price of new homes delivered. The slight decline in unit deliveries was a result of reduced deliveries by all of the Company's homebuilding divisions except for the San Diego and Houston divisions. The decrease in deliveries was attributed to, among other things, extremely competitive market conditions in the geographic markets the Company serves as well as rising interest rates during most of 1995 which resulted in higher mortgage rates for the Company's products. The decrease in the average selling price from 1994 to 1995 was primarily due to increased deliveries of homes in the $150,000 to $300,000 price range. During 1994, proportionately more homes were delivered which sold in excess of $600,000.

  The $23.8 million decrease in residential housing cost of sales (before the impairment charge) in 1995 included $5.0 million attributable to a reduced number of new home deliveries and $19.9 million from a decrease in the average cost of new homes delivered. The decrease in the average cost of new homes delivered was primarily due to the changing product mix discussed above whereby more homes were sold in the general price range of $150,000 to $300,000 during 1995.

  During the fourth quarter of 1995, the Company adopted FAS 121. The new rule changed the method of valuing long-lived assets, including the Company's real estate holdings. The fourth quarter charge, which approximated $46.5 million, affected various assets held by the Company's residential homebuilding divisions, however, a substantial portion of the charge related to certain assets held in the San Diego area.

  Excluding the Company's unconsolidated joint venture, the gross margin percentage for 1995 was 11.1 percent (before the impairment charge) compared to 11.5 percent in 1994. The decline in the gross margin percentage was primarily due to increased competition in many of the Company's homebuilding markets resulting in increased use of sales and marketing incentives and price concessions. Additionally, the Company expensed through cost of sales certain costs due to lower sales absorption rates that would have otherwise been capitalized into real estate inventories.

  Selling, general and administrative expenses for the residential housing and corporate segment increased as a percentage of revenues from 9.8 percent in 1994 to 10.1 percent in 1995. This increase can primarily be attributed to a decrease in revenues by 7.6 from 1994.

  Income from the unconsolidated joint venture increased from $4.2 million in 1994 to $7.0 million in 1995 as a result of increased deliveries. The joint venture delivered 195 new homes in 1995 compared to 108 new homes in 1994. The joint venture delivered its first home in June 1994.

           CARRYING COSTS, REAL ESTATE INVENTORIES AND COST OF SALES

                                                    AT DECEMBER 31,
                                            ---------------------------------
                                              1996        1995        1994
                                            ---------  ----------  ----------
                                                 (DOLLARS IN MILLIONS)
Carrying costs in inventory and the per-
 centage of total real estate inventory:
  Interest................................. $25.1 6.7% $32.5  8.8% $54.4 11.9%
  Taxes....................................   8.0 2.1    8.8  2.4   15.2  3.3
                                            ----- ---  ----- ----  ----- ----
                                            $33.1 8.8% $41.3 11.2% $69.6 15.2%
                                            ----- ---  ----- ----  ----- ----
Total real estate inventories..............   $373        $368        $457
Cost of sales for the year then ended (be-
 fore FAS 121 adjustment)..................    348         308         332
Ratio of cost of sales to ending inventory
 (Inventory turn ratio)....................    .93         .84         .73

  The increase in the inventory turn ratio is due to a 13 percent increase in cost of sales while real estate inventories only increased slightly more than one percent. This positive trend is primarily due to an 18 percent increase in unit deliveries resulting from improved market conditions in California. The increase in unit deliveries is principally a result of higher sales absorption rates at many of the Company's California locations. Additionally, the Company continues to deliver homes from certain of its older projects which have been in the Company's inventory balances for several years and which generally have higher land and interest costs than more recent acquisitions. This in turn creates a more favorable mix of newer projects to the total inventory balance. The newer projects generally develop and deliver more quickly than the older projects.

  Capitalized interest in real estate inventory at December 31, 1996 decreased approximately $7.4 million from December 31, 1995, a decrease of approximately 23 percent. This decrease can be attributed to (1) the sale of homes from older projects which generally include higher carry costs than new projects and (2) improving market conditions which have resulted in shorter holding periods and a higher inventory turnover rate.

       UTILIZATION OF DEBT AND EQUITY IN FUNDING REAL ESTATE INVENTORIES

  Sources of financing for the Company's real estate inventories were as follows for the periods ended:

                                                                DECEMBER 31,
                                                     MARCH 31, ----------------
                                                       1997    1996  1995  1994
                                                     --------- ----  ----  ----
Purchase money deeds of trust.......................      1%     1%    4%    4%
Unsecured debt......................................     43     42    40    41
Equity..............................................     56     57    56    55
                                                       ----    ---   ---   ---
                                                       100%    100%  100%  100%
                                                       ====    ===   ===   ===

  The "Corporate Office" provides management services to the operating entities. The Corporate Office generally provides the source of funds to all segments, with the exception of Savings. Funds are provided primarily through bank lines of credit or notes and debentures. Interest incurred in financing real estate inventories is passed through to the operating divisions and expensed or capitalized as a cost of real estate inventories, as appropriate, in accordance with Statement of Financial Accounting Standards ("FAS") No. 34.

MANUFACTURING SEGMENT

                        SELECTED FINANCIAL INFORMATION

                                    THREE MONTHS
                                   ENDED MARCH 31,   YEAR ENDED DECEMBER 31,
                                   ----------------  -------------------------
                                    1997     1996     1996     1995     1994
                                   -------  -------  -------  -------  -------
                                           (DOLLARS IN THOUSANDS)
Net product sales................. $ 5,352  $ 3,997  $19,311  $15,177  $17,225
Cost of sales.....................   3,372    2,601   12,011    9,856   10,896
                                   -------  -------  -------  -------  -------
  Gross margin....................   1,980    1,396    7,300    5,321    6,329
                                   -------  -------  -------  -------  -------
  Gross margin percentage.........    37.0%    34.9%    37.8%    35.1%    36.7%
                                   -------  -------  -------  -------  -------
Selling, general and administra-
 tive expenses....................   1,626    1,208    5,304    5,527    5,481
Other income (1)..................     178      115      365      406      391
                                   -------  -------  -------  -------  -------
Pretax income..................... $   532  $   303  $ 2,361  $   200  $ 1,239
                                   =======  =======  =======  =======  =======
Identifiable assets............... $13,200  $10,247  $12,508  $ 9,485  $ 9,892
                                   =======  =======  =======  =======  =======

--------
(1) Includes intersegment income of $77,000 and $65,000 for the three months ended March 31, 1997 and 1996, respectively, and $274,000, $241,000 and $270,000 for the years ended December 31, 1996, 1995 and 1994, respectively. These intersegment transactions are eliminated in consolidation with no effect on consolidated earnings.

 Three Months Ended March 31, 1997 Compared to Three Months Ended March 31,
1996

  Sales for the quarter ended March 31, 1997 increased 33.9 percent to $5.4 million from $4.0 million in the prior year first quarter. The increase in sales can be attributed to a stronger office furniture market and the favorable reception of new products that were introduced during 1996. The higher gross margin percentage is a result of higher sales volumes and changing product mix.

 Fiscal Year 1996 Compared to Fiscal 1995

  Net product sales for 1996 increased 27 percent to $19.3 million from $15.2 million in 1995. The increase in sales can be attributed to improvements in the national economy and the resultant impact on the office furniture industry and the introduction of new products during 1996 which have been positively accepted in the market. The gross margin percentage increased in 1996 due to product mix as well as favorable economies of scale and absorption of factory overhead as a result of increased sales volume.

  Although net sales volume increased during 1996, selling, general and administrative expenses for 1996 decreased compared to 1995 amounts and as a percent of sales from 36.4 percent in 1995 to 27.5 percent in 1996. This reduction is primarily attributable to management's implementation of aggressive cost cutting measures.

Fiscal Year 1995 Compared to Fiscal 1994

  Net product sales for 1995 decreased almost 12 percent to $15.2 million from $17.2 million in 1994. Sales in 1994 included a greater amount of foreign orders, particularly from Mexico. The gross margin percentage was below 1994 levels due to product mix and lower sales volumes.

  Selling, general and administrative expenses for 1995 were up slightly over the 1994 amounts and increased as a percent of sales from 31.8 percent in 1994 to 36.4 percent in 1995 primarily as a result of additional selling and marketing costs incurred in connection with the introduction of new products during 1995 plus the somewhat fixed nature of the general and administrative expenses overall.

DISCONTINUED OPERATIONS

  The Company's Board of Directors adopted a plan of disposition for the Company's savings and loan subsidiary in May 1997. Pursuant to the plan, the Company has entered into a definitive agreement to sell substantially all of Savings' mortgage loan portfolio and has entered into a non-binding letter of intent to sell the remainder of Savings' business, including Savings' charter. The letter of intent is subject to the completion of due diligence on behalf of the purchaser, completion of a definitive sale agreement and approval of the transaction by the OTS. The proceeds from the sale of the mortgages will be used first to pay off the outstanding balance of Federal Home Loan Bank advances with the remaining amount to be temporarily invested until the savings deposits are sold along with Savings' remaining assets. Savings has been accounted for as a discontinued operation and the results of its operations have been segregated in the accompanying consolidated statements of operations. Management currently estimates that both the disposition of Savings under the plan and the operating results of Savings for the period through the disposition will not result in a significant gain or loss to the Company.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal use of cash has been for operating expenses, land acquisitions and construction expenditures, principal and interest payments on debt and dividends to shareholders. Cash requirements were provided from internally generated funds and outside borrowings, including bank revolving credit facilities and term loans. Management believes that these sources of cash are sufficient to finance its current working capital requirements and other needs.

  In December 1996, the Company completed a syndication of its Revolving Credit Facility whereby the total unsecured commitment was increased to $200 million and additional lenders were added to the facility. In connection with the syndication the Company combined its separate bank credit facilities into a single larger facility which created additional borrowing capacity of approximately $50 million. The facility has a current maturity date of July 31, 1999. This agreement contains covenants, including certain financial covenants. This agreement also contains provisions which may, in certain circumstances, limit the amount the Company may borrow under the credit facility. At March 31, 1997, the Company had borrowings of $82.8 million outstanding under this facility and had approximately $115.1 million of additional borrowing capacity available under the provisions of the agreement. In conjunction with the syndication, the Company repaid in full the principal balances on two separate term loans during the fourth quarter of 1996. The Company is currently in discussions with the agent bank for its Revolving Credit Facility concerning the amendment of the facility to increase the committment and incorporate more favorable terms. There can be no assurance that the parties will enter into such an amendment to the Revolving Credit Facility.

  The Company made its first $20 million sinking fund payment on the 10 1/2% Senior Notes on March 1, 1997, leaving $80 million of the 10 1/2% Senior Notes outstanding. The next sinking fund payment is due March 1, 1998.

  To finance land purchases, the Company may utilize, among its other sources, purchase money mortgage financing of which approximately $4.0 million was outstanding for this purpose at December 31, 1996, a decrease of $10.1 million from December 31, 1995. At March 31, 1997, purchase money mortgage obligations totaled $2.5 million.

  Additionally, the Company has utilized joint ventures over the past few years whereby these joint ventures have obtained secured construction financing. This type of structure minimizes the use of funds from the Company's Revolving Credit Facility. The Company plans to continue using this type of arrangement to finance the development of properties as opportunities arise.

  The Company paid approximately $886,000 and $3.6 million in dividends to its stockholders for the three months ended March 31, 1997 and the year ended December 31, 1996, respectively. Payments of dividends on the Company's common stock is within the discretion of the Company's Board of Directors and is dependent upon various factors, including the earnings, cash flow, capital requirements and operating and financial condition of the Company. Certain of the Company's senior credit and debt agreements impose restrictions on the amount of dividends the Company may pay. On April 29, 1997, the Board of Directors declared a quarterly dividend of $.03 per share of common stock. The cash dividend was paid on May 28, 1997 to shareholders of record on May 14, 1997.

  Pursuant to the previously announced common stock repurchase program, the Company repurchased 259,800 shares of its common stock for approximately $1.9 million during the first quarter of 1997. As of March 31, 1997, the Company had repurchased an aggregate of 1,260,750 shares of its common stock for approximately $8.1 million, leaving a balance of approximately $11.9 million available to be repurchased. During 1996, the Company repurchased 430,300 shares of its common stock for approximately $2.3 million.

  In January 1992, the Company filed a shelf registration statement with the Securities and Exchange Commission which was declared effective in March 1992. In March 1993 the Company issued $100 million of 10 1/2% Senior Notes due in 2000 pursuant to the shelf registration statement. The sale of the Notes in this Offering will be made pursuant to the shelf registration statement and will result in the sale of the remainder of the securities registered thereunder.

  The Company has no material commitments or off balance sheet financing arrangements that would tend to affect future liquidity.

                                   BUSINESS

  The Company operates primarily as a geographically diversified builder of single-family homes for use as primary residences with operations throughout the major metropolitan markets in California and Texas. For the year ended December 31, 1996, approximately 79 percent and 21 percent of the Company's home deliveries (including unconsolidated joint ventures) were in California and Texas, respectively. Approximately 95 percent, 96 percent and 96 percent of the total sales and revenues from continuing operations for the years ended December 31, 1996, 1995 and 1994, respectively, were derived from homebuilding activities. The Company also manufactures and markets high quality office furniture systems through its subsidiary, Panel Concepts.

  Standard Pacific Corp. was incorporated in the State of Delaware in 1991. Through its predecessors, Standard Pacific Corp. commenced its homebuilding operations in 1966 with a single tract of land in Orange County, California.

STRATEGY

  The Company believes that its long history of building high quality homes in California and Texas and its conservative operating strategy have enabled the Company to successfully weather cyclical downturns and position the Company to capitalize on the improving California market. The main elements of the Company's strategy include:

  Focus on Broad Move-Up Market. The Company concentrates on the construction of single-family homes for use as primary residences by move-up buyers. The Company believes that the market for primary residences is more resistant to economic downturns than the market for second or vacation homes. The average selling price of the Company's homes over the 12 months ended March 31, 1997 was approximately $275,000. Currently, the Company expects to concentrate its efforts on acquiring land that is suitable for the construction and sale of homes generally in the price range of $150,000 to $400,000, which represents a broad market segment in the Company's market areas. The Company also constructs and sells homes in the $400,000 to $800,000 price range in certain of its California markets.

  Reputation for High Quality, Single-Family Homes. The Company believes that it has an established reputation for providing high quality homes. The Company prides itself on its ability to design unique and attractive homes and provide its customer with a wide selection of options. The Company believes that its long history of providing high quality homes has resulted in many repeat buyers and word-of-mouth sales. The Company also uses extensive marketing to sell its homes, and its homes are generally sold by its own staff of sales personnel through the use of model homes which are usually maintained at each project site. The Company also makes extensive use of advertisements in local newspapers, illustrated brochures, billboards and on-site displays.

  Conservative Operating Strategy. The Company customarily acquires unimproved land zoned for residential use which appears suitable for the construction of 50 to 300 homes in increments of 10 to 30 homes. The Company generally purchases land only when it projects commencement of construction within a relatively short time period. The number of homes built in the first increment of a project is based upon internal market studies. The timing and size of subsequent increments depend to a large extent upon sales rates experienced in the earlier increments. By developing projects in increments, the Company has been able to respond to local market conditions and control the number of its completed and unsold homes. Additionally, an increasing percentage of the Company's lots are controlled through joint ventures. The Company uses joint ventures for certain land development projects that have long lead times or are of significant size requiring substantial capital investments.

  Strong Land Position. The Company has been operating in California for over 30 years and has established an excellent reputation with land owners. The Company believes that its long standing relationships with land owners and developers in California give the Company a competitive edge in securing quality land positions at competitive prices. In order to ensure an adequate supply of land for future homebuilding activities, the Company generally attempts to maintain an inventory of building sites sufficient for construction of homes over a period of approximately three to five years. The Company believes that its 6,752 owned or controlled building sites at March 31, 1997, in addition to any land sites for which the Company may enter into negotiations, will be sufficient for its operations over this period.

  Geographic Diversification. The Company has focused its California homebuilding activities in Orange, Riverside, San Bernardino, San Diego and Ventura Counties in southern California, and in the San Francisco Bay area of northern California. Additionally, the Company has projects in the Houston, Dallas and Austin markets in Texas. The Company's policy of diversifying among different geographic areas has enabled it to reduce the impact of adverse local economic conditions. Additionally, the Company believes that it has significant opportunities to expand in its existing markets and to enter new geographic markets.

  Control of Overhead and Operating Expenses. Throughout its history, the Company has sought to minimize overhead expenses in an effort to control costs and to be more flexible in responding to the cyclical nature of its business. The Company strives to control its overhead costs by centralizing certain of its administrative functions and by limiting the number of middle level management positions.

  Experienced Management and Decentralized Operations. The Company's senior corporate and division operating managers average over 20 years of experience in the homebuilding business. Each homebuilding division is run by a local manager. One of the essential criteria in the selection of a divisional manager is the individual's in-depth familiarity with the geographic areas within which the division operates. The decisions regarding selection of parcels of land for purchase and development are made in conjunction with the officers of the Company, and thereafter, each manager conducts the operations of the division relatively autonomously as a separate profit center.

  The table below sets forth certain information for each homebuilding division and for the Company as a whole for the periods indicated.

                              YEAR ENDED                           AS OF
                          DECEMBER 31, 1996                DECEMBER 31, 1996(1)
                          ------------------ -------------------------------------------------
                                                TOTAL     NUMBER
                                               NUMBER       OF     BUILDING    HOMES
                                    AVERAGE  OF PROJECTS PROJECTS   SITES      UNDER
                                      HOME    HELD FOR   IN SALES  OWNED OR  CONSTRUC- PRESOLD
                            HOMES   SELLING  DEVELOPMENT  STAGE   CONTROLLED   TION     HOMES
                          DELIVERED  PRICE       (2)       (3)       (4)        (5)      (6)
                          --------- -------- ----------- -------- ---------- --------- -------
Orange County...........      472   $303,679      17        14        679       195      145
San Diego County........      109    336,293       9         3        723        21       21
Ventura County..........      184    248,165       6         6        433        49       31
San Francisco Bay Re-
 gion...................      366    285,808      19        11      1,558       185      172
Houston.................      127    144,536       7         6        679        52       30
Dallas/Austin...........      211    210,351      12        10      1,133        70       62
                            -----   --------     ---       ---      -----       ---      ---
Total Consolidated......    1,469    267,529      70        50      5,205       572      461
Unconsolidated Joint
 Ventures
 California.............      154    208,882       7         3      1,322        27       24
                            -----   --------     ---       ---      -----       ---      ---
Totals for and as of the
 year ended December 31,
 1996...................    1,623   $261,681      77        53      6,527       599      485
                            =====   ========     ===       ===      =====       ===      ===
Totals for and as of the
 year ended December 31,
 1995...................    1,436   $271,936      69        49      6,091       486      312
                            =====   ========     ===       ===      =====       ===      ===

-------
(1) Does not include: as of December 31, 1996, 135 model homes and 206 completed and unsold homes, and as of December 31, 1995, 112 model homes and 239 completed and unsold homes.
(2) The total number of projects held for development as of the end of each period shown includes projects with homes in the sales stage, under construction and projects in various stages of planning.
(3) The number of projects in the sales stage includes projects where the sales office has opened and/or the Company has begun to enter into sales contracts for the sale of its homes.
(4) Includes homes reflected in Homes Under Construction and Presold Homes.
(5) Includes certain homes reflected in Presold Homes.
(6) See "--Marketing and Sales" for information concerning cancellation rates and contractual arrangements under which homes are presold.

OPERATIONS

  The Company currently conducts homebuilding activities in California and Texas through a total of six geographic divisions, which held 79 projects for development at March 31, 1997.

  Each homebuilding division is run by a local manager. One of the essential criteria in the selection of a divisional manager is the person's in-depth familiarity with the geographic areas within which the division operates. The decisions regarding selection of parcels of land for purchase and development are made in conjunction with the officers of the Company, and thereafter, each manager conducts the operations of the division relatively autonomously as a separate profit center.

  Substantially all of the Company's homes sold are single-family detached dwellings, although during the past few years approximately 5 percent to 10 percent have been townhouses or condominiums generally attached in varying configurations of two, three, four and six dwelling units.

  The Company's homes are designed to suit the particular area of the country in which they are located and are available in a variety of models, exterior styles and materials depending upon local preferences. Homes built by the Company are targeted for occupancy as primary residences. While the homes built by the Company typically range in size from approximately 1,800 to 2,800 square feet and typically include three or four bedrooms, two or three baths, a living room, kitchen, dining room, family room and a two or three-car garage, the Company also has built single-family attached and detached homes ranging from 1,100 to 5,500 square feet. Gas fireplaces and built-in appliances are usually included. For the years ended December 31, 1996, 1995 and 1994, the average selling prices of the Company's homes, including sales of the unconsolidated joint ventures, were $261,681, $271,936, and $295,772, respectively.

LAND ACQUISITION, DEVELOPMENT AND CONSTRUCTION

  In considering the purchase of land for the development of a homebuilding project, the Company reviews such factors as proximity to existing developed areas; population growth patterns; availability of existing community services such as water, gas, electricity and sewers; school districts; employment growth rates; the expected absorption rate for new housing; environmental condition of the land; transportation availability and the estimated costs of development. Generally, if all requisite governmental agency approvals are not in place, the Company enters into a conditional agreement to purchase a parcel of land, making only a nominal deposit on the property. The general policy of the Company is to complete a purchase of land only when it can reasonably project commencement of construction within a relatively short period of time. Closing of the land purchase is, therefore, generally made contingent upon satisfaction of conditions relating to the property and to the Company's being able to obtain all requisite approvals from governmental agencies within a certain period of time. The Company customarily acquires unimproved or improved land zoned for residential use which appears suitable for the construction of 50 to 300 homes, which construction is accomplished in smaller sized increments. The number of homes built in the first increment of a project is based upon the Company's market studies. The timing and size of subsequent increments depends on the sales rates of earlier increments. The Company's development work on a homebuilding project includes obtaining any necessary zoning, environmental and other regulatory approvals, and constructing, as necessary, roads, sewer and drainage systems, recreational facilities and other improvements.

  The Company typically uses both its equity (internally generated funds) and unsecured financing in the form of bank debt and other unsecured debt to fund land acquisitions. The Company occasionally uses purchase money trust deeds to finance the acquisition of land. Generally, with the exception of joint ventures, specific project financing is not used.

  The Company has entered into joint venture arrangements to develop certain parcels of land. During 1993, the Company's Orange County division entered into a joint venture agreement to develop and deliver 469 homes. For the years ended December 31, 1996, 1995 and 1994, the Company delivered 151, 195 and 108 homes, respectively, through this unconsolidated joint venture. In 1995, the Company's Orange County division entered into a new joint venture arrangement to develop 209 lots in the city of Orange, California. Additionally, in 1996 the Company's Orange County division entered into another joint venture to develop and deliver approximately 800 homes in Fullerton and Brea, California. During 1996, the Company delivered three new homes in this unconsolidated joint venture. In the first half of 1997, the Company's northern California division entered into a joint venture to develop approximately 700 lots in Gilroy, California. The Company has made an initial investment of approximately $9 million in the joint venture.

  The Company recently entered into the Talega Joint Venture with affiliates of Catellus Development Corporation and Starwood Capital Group L.L.C. to acquire and develop a 3,470-acre masterplanned community located in south Orange County. The Talega Joint Venture plans to develop and deliver in phases finished lots for up to approximately 4,900 attached and detached homes, as well as two championship golf courses, certain community amenities and commercial and industrial components. As a one-third participant in this long-term project, the Company is obligated to invest up to $20.0 million in the project and will receive certain rights of first offer entitling the Company to purchase up to approximately 1,300 finished lots from the joint venture for construction and sale of homes by the Company.

  The Company essentially functions as a general contractor with its supervisory employees coordinating all work on the project. The services of independent architectural, design, engineering and other consulting firms are engaged to assist in project planning, and subcontractors are employed to perform all of the physical development and construction work on the project. The Company does not have long-term contractual commitments with any of its subcontractors, consultants or suppliers of materials. However, because of its market presence and long-term relationships, the Company has generally been able to obtain sufficient materials and commitments from subcontractors and consultants during times of market shortages. These types of agreements are generally entered into on an increment-by-increment basis at a fixed price after competitive bidding. The Company believes that the low fixed labor expense resulting from conducting its homebuilding operations in this manner has been instrumental in enabling it to retain the necessary flexibility to react to increases or decreases in demand for housing.

  Although the construction time for the Company's homes varies from project to project depending on the time of year, local labor situations, certain governmental approval processes, availability of materials and supplies and other factors, the Company can typically complete the construction phase of an increment within one of its projects in approximately four to six months.

MARKETING AND SALES

  The Company's homes are generally sold by its own staff of sales personnel. Furnished and landscaped model homes are usually maintained at each project site. Changes in house design are generally not permitted, but homebuyers are afforded the opportunity to select, at additional costs, various optional amenities such as air conditioning, prewiring options, upgraded carpet quality, varied interior and exterior color schemes, additional appliances and occasionally some room configurations. The Company makes extensive use of advertisements in local newspapers, illustrated brochures, billboards and on-site displays.

  The Company's homes are typically sold during construction using sales contracts which are usually accompanied by a small cash deposit, although some of the Company's homes are sold after completion of construction. In some cases, purchasers are permitted to cancel these contracts if they are unable to sell their existing homes or fail to qualify for financing and under certain other circumstances. During each of the years ended December 31, 1996, 1995 and 1994, the Company experienced cancellation rates of 24 percent, 25 percent and 29 percent, respectively. Although cancellations can delay the delivery of the Company's homes, they have not, during the last few years, had a material negative impact on sales, operations or liquidity because of the Company's policy of closely monitoring the progress of prospective buyers in obtaining financing and monitoring and adjusting its start plan to better match the level of demand for its homes. Sales are recorded after construction is completed, required down payments are received and title passes. At December 31, 1996, 1995 and 1994, the Company had an inventory of completed and unsold homes of 206, 239 and 260, respectively.

FINANCING

  Home purchase financing from local lending institutions generally averages 80 percent or more of the purchase price of the homes. During periods of high mortgage rates or difficult economic times, the Company may assist its homebuyers by "buying-down" the interest rates on mortgage loans or subsidizing all or a part of the homebuyers' up front financing fees. The amounts of such "buy-downs" or subsidies is dependent upon prevailing market conditions and interest rate levels.

COMPETITION

  The homebuilding industry is highly competitive, with homebuilders competing for customers, desirable properties, financing, raw materials and skilled labor. In each of the areas in which it operates, the Company competes in terms of location, design, quality, price and available mortgage financing with numerous other residential construction firms, including large national and regional firms, some of which have greater financial resources than the Company. In addition, the Company competes with resales of existing residential housing by individuals, financial institutions and others. Competition is particularly intense when the Company enters a new market area until its reputation becomes firmly established in that area.

PANEL CONCEPTS

  Panel Concepts manufactures and sells moveable and acoustical office furniture systems, office partitions and seating. Panel Concepts' acoustical panels are made of lightweight, sound absorbing material designed to be utilized as an interconnecting office panel system. The panels are covered with fabric in numerous colors and sizes which are used to create readily moveable office work station systems and partitions. To a lesser extent, Panel Concepts also manufactures or supplies furniture components, such as shelves, work surfaces and drawer pedestals, which can be attached to the panels as part of an overall office system. Panel Concepts' products are sold on a nationwide basis to a broad variety of customers primarily through independent sales representatives and office furniture dealers. In addition, Panel Concepts' products are sold to the government on General Services Administration contract.

  Panel Concepts' competitors in the office systems market include large national and regional firms, many of which are better established and have greater resources than Panel Concepts. The manufacture and sale of office furniture is subject to various risks including, among others, changes in overall economic conditions, the cost of materials and labor, environmental regulations affecting manufacturing operations, foreign competition and the ability to successfully market Panel Concepts' products in the face of strong competition.

  The Company's long-term strategy is to focus on its core homebuilding business. As a result, the Company is evaluating its options with respect to Panel Concepts.

EMPLOYEES

  At March 31, 1997, the Company had approximately 429 employees (excluding employees of Savings).

  During the past five years, the Company has not directly experienced a work stoppage in its operations caused by labor disputes. Construction of homes in projects developed by the Company has, from time to time, been delayed due to strikes by certain construction unions against subcontractors retained by the Company or strikes against suppliers of materials used in the construction of homes. Such delays have not had a significant adverse effect on the Company's homebuilding operations. The Company believes that its relations with its homebuilding employees and subcontractors are satisfactory.

PROPERTIES

  In addition to real estate held for development and sale, which is either owned or under option to be purchased by the Company, the Company leases approximately 4.8 acres of land in Costa Mesa, California under leases expiring in 2002 on which the Company's executive office, the offices of the Orange County housing division and a manufacturing facility (which is leased to an unrelated party) are located. The Company's other real estate housing divisions occupy various facilities under leases which expire from 1998 through 2000. The offices and manufacturing facilities of Panel Concepts are located in Santa Ana, California in an 80,000 square foot building leased through 1999. Panel Concepts owns a plant and land in Greensboro, North Carolina which was previously used for furniture manufacturing and is currently held for sale. Additionally, Panel Concepts leases showrooms in New York and Chicago whose facilities are each in excess of 6,000 square feet with the leases expiring in 1999 and 2000, respectively. The administrative office and branch location for Savings is located in Newport Beach, California. A total of 5,072 square feet is leased under a lease which expires in 2003.

  As of March 31, 1997, the Company was subleasing approximately 29,000 square feet of manufacturing facilities to unrelated parties under leases expiring through 1998.

  The Company believes that all of its properties are well suited for the purposes for which they are used and they can generally support additional capacity.

LEGAL PROCEEDINGS

  Various claims and actions, considered normal to the Company's business, have been asserted and are pending against the Company and its subsidiaries. The Company believes that such claims and actions should not have a material adverse effect upon the financial position of the Company.

                                  MANAGEMENT

  The directors and executive officers of the Company, their ages and positions with the Company, and brief accounts of their business experience, are set forth below. In addition, with respect to each director, the table below sets forth the class to which such director belongs and the date that such director's term will expire. The board of directors of the Company is divided into three classes. Each of the classes has three directors and only one class is elected each year, for a three year term.

 NAME                   AGE                      POSITION
 ----                   ---                      --------
 Arthur E. Svendsen      73 Chairman of the Board and Chief Executive Officer;
                             Director (Class I, 1998)
 Stephen J. Scarborough  48 President; Director (Class II, 1999)
 Michael C. Cortney      49 Senior Vice President, President of the Company's
                             Northern California Division
 Brian V. Norkaitis      54 Senior Vice President
 Andrew H. Parnes        38 Vice President--Finance, Treasurer and Chief
                             Financial Officer
 Dr. James L. Doti       50 Director (Class I, 1998)
 Ronald R. Foell         68 Director (Class III, 2000)
 Keith D. Koeller        40 Director (Class I, 1998)
 William H. Langenberg   68 Director (Class II, 1999)
 Donald H. Spengler      70 Director (Class III, 2000)
 Robert J. St. Lawrence  70 Director (Class III, 2000)

  Arthur E. Svendsen has served as the Chairman of the Board and Chief Executive Officer of the Company since 1961.

  Stephen J. Scarborough has served as a Director since May 1996 and as President of the Company since October 1, 1996. Mr. Scarborough served as Executive Vice President of the Company from January 1996 to September 30, 1996. Prior to this and since 1981, Mr. Scarborough was President of the Company's Orange County, California residential homebuilding division.

  Michael C. Cortney has served as President of the Company's Northern California Division since 1985. In March 1997, Mr. Cortney was also appointed as a Senior Vice President of the Company.

  Brian V. Norkaitis joined the Company as a Senior Vice President in March 1997. Previously, Mr. Norkaitis spent over twenty years with the William Lyon Company. Mr. Norkaitis served in various executive positions at Lyon and its affiliates, including as Executive Vice President of Lyon from January 1994 until joining the Company in March 1997.

  Andrew H. Parnes was appointed to the position of Vice President--Finance in January 1997. In addition, he has served as the Company's Chief Financial Officer since July 1996 and as the Company's Treasurer since January 1991. From December 1989 until July 1996, Mr. Parnes served as the Company's Controller.

  Dr. James L. Doti has served as a Director since May 1995. Dr. Doti has been President of Chapman University since 1991 and professor of economics since 1974. Dr. Doti founded Chapman University's center for Economic Research in 1978. He is also a director of First American Financial Corporation, Fleetwood Enterprises, Inc. and Remedy Temp., Inc.

  Ronald R. Foell has served as a Director since 1967. Mr. Foell served as President of the Company from 1969 until his retirement in September 1996.

  Keith D. Koeller has served as a Director since May 1995. Since 1986, Mr. Koeller has served as partner of the law firm of Mower, Koeller, Nebeker, Carlson & Haluck.

  William H. Langenberg has served as a Director of the Company since 1972. Mr. Langenberg served as President of Standard Pacific-Northern California, a homebuilding subsidiary of the Company, from 1971 to 1985. Mr. Langenberg has been President of Langen Corp. since 1978.

  Donald H. Spengler has served as a Director of the Company since 1962. Since January 1981, Mr. Spengler has been a private investor managing his own properties and investments.

  Robert J. St. Lawrence has served as a Director of the Company since 1961. Mr. St. Lawrence previously served as Vice President-Finance and Treasurer of the Company from 1961 through December 1987 and Secretary from 1976 through December 1987. Mr. St. Lawrence retired from the Company in December 1987 and is currently a private investor.

                             DESCRIPTION OF NOTES

  The Notes offered hereby are to be issued under an Indenture, dated as of April 1, 1992 (the "Indenture"), between the Company and United States Trust Company of New York, as trustee (the "Trustee"), filed as an exhibit to the Company's Current Report on Form 8-K, dated February 24, 1993. The following summary of the material provisions of the Indenture does not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions are incorporated by reference as part of such summary, which is qualified in its entirety by such reference. The information herein concerning the Notes should be read in conjunction with the statements under "Description of the Debt Securities" in the accompanying Prospectus, to which reference is hereby made. Certain terms used herein are defined under "Certain Definitions" below.

GENERAL

  The Notes will mature on     , 2007, are senior unsecured obligations of the
Company and will rank pari passu with the Company's other existing and future senior unsecured indebtedness. The Notes will be limited to $100,000,000 in aggregate principal amount. The Notes are effectively subordinated to all existing and future indebtedness of the Company's subsidiaries. See "Description of the Debt Securities--General" in the accompanying Prospectus. Each Note will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from the date of original issuance. Interest on the
Notes will be payable on each      and      (each an "Interest Payment Date"),
commencing     , 199 , to holders of record at the close of business on the
     and      immediately preceding such interest payment date. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

  Principal and interest will be payable, and the Notes will be exchangeable and transferable, at the office of the Trustee maintained for that purpose in New York, New York, or at such other place or places as may be designated pursuant to the Indenture, provided that the Company, at its option, may pay interest, other than interest due at maturity or upon redemption, by check mailed to the address of the person entitled thereto as shown on the Registrar's books. The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. No service charge will be made for any registration, transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

  The Notes are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation.

OPTIONAL REDEMPTION

  Except as set forth in the following paragraph, the Notes will not be
redeemable at the option of the Company prior to     , 2002. Thereafter, the
Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period
commencing on      of the years set forth below:

                                                                      REDEMPTION
   YEAR                                                                 PRICE
   ----                                                               ----------
      2002...........................................................
      2003...........................................................
      2004...........................................................
      2005 and thereafter............................................

  If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, each Holder shall have the right to require that the Company repurchase all or a portion of such Holder's Notes at a purchase price in cash equal to 101 percent of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the provisions of the next paragraph.

  Within 30 days following any Change of Control, the Company shall mail a notice to each Holder with a copy to the Trustee stating: (i) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Notes at a purchase price in cash equal to 101 percent of the principal amount outstanding at the repurchase date plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date); (ii) the circumstances and relevant facts and relevant financial information regarding such Change in Control; (iii) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (iv) the instructions determined by the Company, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes repurchased.

  The Company shall comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

  Future Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any repurchases required in connection with a Change of Control. The Company's failure to purchase the Notes in connection with a Change in Control would result in a default under the Indenture which could, in turn, constitute a default under other Indebtedness.

BOOK-ENTRY SYSTEM

  The Notes will initially be issued in the form of one or more securities in global form (the "Global Securities") held in book-entry form. Accordingly, The Depository Trust Company ("DTC") or its nominee will initially be the sole registered holder of the Notes for all purposes under the Indenture.

  Upon the issuance of a Global Security, DTC or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the Notes represented by such Global

Security purchased by such persons in the Offering. Such accounts shall be designated by the Underwriters with respect to Notes placed by the Underwriters for the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with DTC ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  Payment of principal and interest on Notes represented by any such Global Security will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee, any agent of the Company, or the Underwriters will have any responsibility or liability for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in a Global Security representing any Notes or for maintaining, supervising, or reviewing any of DTC's records relating to such beneficial ownership interests.

  The Company has been advised by DTC that upon receipt of any payment of principal of, or interests on, any Global Security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

  A Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC. A Global Security is exchangeable for certificated Notes only if (i) DTC notifies the Company that it is unwilling or unable to continue as a Depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, (ii) the Company executes and delivers to the Trustee a notice that such Global Security shall be so transferable, registrable, and exchangeable, and such transfers shall be registrable, or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the Notes represented by such Global Security. Any Global Security that is exchangeable for certificated Notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated Notes in authorized denominations and registered in such names as the Depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of the Depositary or its nominee. In the event that a Global Security becomes exchangeable for certificated Notes, (i) certificated Notes will be issued only in fully registered form in denomination of $1,000 or integral multiples thereof,
(ii) payment of principal, any repurchase price, and interest on the certificated Notes will be payable, and the transfer of the certificated Notes will be registerable, at the office or agency of the Company maintained for such purposes, and (iii) no service charge will be made for any registration of transfer or exchange of the certificated Notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

  So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for the purposes of receiving payment on the Notes, receiving notices, and for all other purposes under the Indenture and the Notes. Beneficial interests in Notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Cede & Co. has been appointed as the nominee of DTC. Except as provided above, owners of beneficial interests in a Global Security will not be entitled to and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in a Global Security desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  DTC has advised the Company that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

CERTAIN COVENANTS

  Maintenance of Consolidated Net Worth

  The Indenture provides that if the Consolidated Net Worth of the Company and its Restricted Subsidiaries at the end of any two consecutive fiscal quarters is less than $200 million, then the Company will offer to acquire (the "Offer") on the last day of the fiscal quarter next following such second fiscal quarter or, if such second fiscal quarter ends on the last day of the Company's fiscal year, 135 days after the end of such second fiscal quarter (the "Purchase Date"), 10 percent of the aggregate principal amount of the Notes originally issued (or, if less than 10 percent of the principal amount of the Notes originally issued are then outstanding, then all of the Notes outstanding at that time) at a purchase price equal to 100 percent of the aggregate principal amount thereof together with accrued and unpaid interest to the Purchase Date. In no event shall the failure to meet the minimum Consolidated Net Worth stated above at the end of any fiscal quarter be counted toward more than one Offer.

  The Company shall comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the covenant described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described above by virtue thereof. If an Offer to acquire Notes is oversubscribed, the Company shall acquire Notes on a pro rata basis or by lot or in such other manner as the Trustee shall deem fair and appropriate.

  Limitation on Additional Indebtedness

  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness unless, after giving effect thereto, either (i) the ratio of Indebtedness of the Company and the Restricted Subsidiaries (excluding, for purposes of this calculation only, (A) purchase money mortgages that are Non-Recourse Indebtedness, and (B) Indebtedness Incurred under letters of credit, escrow agreements and surety bonds obtained in the ordinary course of business), to Consolidated Tangible Net Worth of the Company is less than 2.25 to 1; or (ii) the Consolidated Coverage Ratio exceeds 2.0 to 1.

  Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may Incur: (i) Indebtedness under one or more Bank Credit Facilities in an amount not in excess of $275 million; (ii) purchase money mortgages that are Non-Recourse Indebtedness; (iii) obligations Incurred under letters of credit, escrow agreements and surety bonds in the ordinary course of business;
(iv) Indebtedness Incurred under a Warehouse Facility, provided that the amount of such Indebtedness (excluding funding drafts issued thereunder) outstanding at any time pursuant to this clause (iv) may not exceed 98 percent of the value of the Mortgages pledged to secure Indebtedness thereunder; and
(v) Indebtedness Incurred solely for the purpose of refinancing or repaying any existing Indebtedness so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the existing Indebtedness refinanced or repaid (plus the premiums or other payments required to be paid in connection with such refinancing or repayment and the expenses incurred in connection therewith), (B) the maturity of such new Indebtedness is not earlier than that of the existing Indebtedness to be refinanced or repaid, (C) such new Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be refinanced or repaid, (D) the new Indebtedness is pari passu with or subordinate to the Indebtedness being refinanced or repaid, and (E) the existing and new Indebtedness are obligations of the same entity.

  The Company and its Subsidiaries will retain the ability to incur significant additional borrowings irrespective of the limitations set forth above.

  Limitations on Liens

  The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, issue, assume, guarantee or suffer to exist any Indebtedness secured by any mortgage, pledge, lien or other encumbrance of any nature (herein collectively referred to as a "lien" or "liens") upon any property of the Company or any Restricted Subsidiary, or on any shares of stock of any Restricted Subsidiary, without in any such case effectively providing that the Notes (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary ranking pari passu with the Notes) shall be secured equally and ratably with such Indebtedness, except that the foregoing restrictions shall not apply to: (i) liens existing on March 31, 1997; (ii) pledges, guarantees and deposits under workers' compensation laws, unemployment insurance laws or similar legislation, good faith deposits under bids, tenders or contracts, deposits to secure public or statutory obligations or appeal or similar bonds, and liens created by special assessment districts used to finance infrastructure improvements; (iii) liens existing on property or assets of any entity on the date on which it becomes a Restricted Subsidiary, which secured Indebtedness is not Incurred in contemplation of such entity becoming a Restricted Subsidiary; (iv) liens on or leases of model home units; (v) liens on property, inventory and receivables of Panel Concepts to provide working capital (exclusive of cash and cash equivalents) for Panel Concepts in the ordinary course of business; (vi) Capitalized Lease Obligations entered into in the ordinary course of business in amounts not in excess of $10 million in the aggregate; (vii) the replacement of any of the items set forth in clauses
(i) through (vi) above, provided that (A) the principal amount of the Indebtedness secured by liens shall not be increased, (B) such Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be refinanced, (C) the maturity of such Indebtedness is not earlier than that of the Indebtedness to be refinanced, and (D) the liens shall be limited to the property or part thereof which secured the lien so replaced or property substituted therefor as a result of the destruction, condemnation or damage of such property; (viii) liens on property acquired, constructed or improved by the Company or any Restricted Subsidiary, which liens are either existing at the time of such acquisition or at the time of completion of construction or improvement or created within 120 days after such acquisition, completion or improvement, to secure Indebtedness Incurred or assumed to finance all or part of such property, including any increase in the principal amount of such Indebtedness and any extension of the repayment schedule and maturity of such Indebtedness Incurred or entered into in the ordinary course of business; (ix) liens or priorities incurred in the ordinary course of business, such as laborers', employees', carriers', mechanics', vendors' and landlords' liens or priorities; (x) liens for certain taxes and certain survey and title exceptions; (xi) liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is in good faith prosecuting an appeal or proceeding for review and with respect to which it has secured a stay of execution pending such appeal or proceeding for review; (xii) liens on property owned by any Homebuilding Joint Venture; (xiii) liens securing a Warehouse Facility, provided that such liens shall not extend to any assets other than the mortgages, promissory notes and other collateral that secures mortgage loans made by the Company or any of its Restricted Subsidiaries; and (xiv) liens which would otherwise be subject to the foregoing restrictions which, when the Indebtedness relating to those liens is added to all other then outstanding Indebtedness of the Company and the Restricted Subsidiaries secured by liens and not listed in clauses (i) through (xiii) above, does not exceed
$50 million.

  Limitation on Restricted Payments

  The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem or otherwise acquire or retire for value, any Capital Stock of the Company other than through the issuance solely of the Company's own Capital Stock (other than Disqualified Stock), or rights thereto; (ii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value prior to scheduled principal payments or maturity, Indebtedness of the Company or any Restricted Subsidiary which is expressly subordinated in right of payment to the Notes (other than Indebtedness Incurred after the issuance of the Notes provided that such repayment, redemption, repurchase, defeasance or other retirement is made substantially concurrent with the receipt of proceeds from the Incurrence of Indebtedness that by its terms is both subordinated in right of payment to the Notes and matures, by sinking fund or otherwise, after
           , 2007); or (iii) make any Restricted Investment (such payments or any other actions described in (i), (ii) and (iii), being referred to herein collectively as, "Restricted Payments") unless (A) at the time of, and after giving effect to, the proposed Restricted Payment, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing, (B) the Company is able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under "--Limitation on Additional Indebtedness" and (C) at the time of, and after giving effect thereto, the sum of the aggregate amount expended (or with respect to guaranties or similar arrangements the amount then guaranteed) for all such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee) subsequent to June 30, 1997 shall not exceed the sum of (1) 50 percent of the aggregate Consolidated Net Income (or, in case such aggregate Consolidated

Net Income shall be a deficit, minus 100 percent of such deficit) of the Company accrued on a cumulative basis subsequent to June 30, 1997; (2) the aggregate net proceeds, including the fair market value of property other than cash (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee), received by the Company from the issuance or sale, after the date of issuance of the Notes, of Capital Stock (other than Disqualified Stock) of the Company, including Capital Stock (other than Disqualified Stock) of the Company issued subsequent to the date of issuance of the Notes upon the conversion of Indebtedness of the Company initially issued for cash; (3) 100 percent of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors, in good faith) paid to the Company (or any Restricted Subsidiary) by an Unrestricted Subsidiary, Homebuilding Joint Venture or any other person in which the Company (or any Restricted Subsidiary), directly or indirectly, has an ownership interest but less than a 100 percent ownership interest to the extent that such dividends or distributions do not exceed the amount of loans, advances or capital contributions made to any such entity or person subsequent to the date of issuance of the Notes and included in the calculation or Restricted Payments; and (4) $40 million.

  The foregoing shall not prevent (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration the making of such payment would have complied with the provisions of this limitation on dividends; provided, however, that such dividend shall be included in future calculations of Restricted Payments; (ii) the retirement of any shares of the Company's Capital Stock by exchange for, or out of proceeds of the substantially concurrent sale of, other shares of its Capital Stock (other than Disqualified Stock); provided, however, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause (C)(2) of the immediately preceding paragraph; (iii) the redemption, repayment, repurchase, defeasance or other retirement of Indebtedness with proceeds received from the substantially concurrent sale of shares of the Company's Capital Stock (other than Disqualified Stock); provided, however, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause (C)(2) of the immediately preceding paragraph; or (iv) any investment or investments in Savings by the Company or any of its Restricted Subsidiaries for the purpose of causing Savings to comply with any regulatory agreements existing on the date of issuance of the Notes or with any applicable law, rule, regulation, official interpretation of law, rule or regulation or official directive which governs the capital maintenance, net worth or similar regulatory requirements applicable to Savings.

  Limitation on Asset Sales

  The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, make an Asset Disposition, other than for fair market value and in the ordinary course of business, with an aggregate net book value as of the end of the immediately preceding fiscal quarter greater than 10 percent of the Company's total consolidated assets as of that date unless (i) the consideration received by the Company (or a Restricted Subsidiary, as the case may be) for such disposition consists of at least 70 percent cash; provided, however, that for purposes of this provision (i), the amount of any liabilities assumed by the transferee and any notes or other obligations received by the Company or a Restricted Subsidiary which are immediately converted into cash shall be deemed to be cash; and (ii) the Company shall within one year after the date of such sale or sales, apply the net proceeds from such sale or sales in excess of an amount equal to 10 percent of the Company's total consolidated assets to (A) a purchase of or an Investment in Additional Assets (other than cash or cash equivalents), (B) repayment of indebtedness of the Company which is pari passu with the Notes, and/or (C) make an offer to acquire all or part of the Notes at a purchase price equal to the principal amount thereof plus accrued and unpaid interest thereon to the purchase date.

  Any such offer to acquire Notes will be mailed not less than 30 days nor more than 60 days prior to the proposed date of purchase to each Holder at its last registered address. The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the covenant described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described above by virtue thereof. If an offer hereunder is oversubscribed, the Company shall acquire Notes on a pro rata basis or by lot or in such other manner as the Trustee shall deem fair and appropriate.

  Transactions with Affiliates

  (a) The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless the terms thereof
(i) are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm's-length dealings with a person who is not such an Affiliate; and (ii) if such Affiliate Transaction (or series of related Affiliate Transactions) involve aggregate payments in an amount in excess of $10 million in any one year, (A) are set forth in writing, (B) comply with clause (i) above and (C) have been approved by a majority of the disinterested members of the Board of Directors.

  (b) The provisions of the foregoing paragraph (a) shall not prohibit (i) any Restricted Payment permitted to be paid pursuant to the covenant described under "--Limitation on Restricted Payments" above; (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise, pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans in the ordinary course of business and approved by the Board of Directors or a committee thereof; (iii) the grant of stock options or similar rights to employees and directors of the Company in the ordinary course of business and pursuant to plans approved by the Board of Directors or a committee thereof; (iv) loans or advances to employees in the ordinary course of business of the Company or its Restricted Subsidiaries; (v) fees, compensation or employee benefit arrangements paid to and indemnity provided for the benefit of directors, officers or employees of the Company or any Subsidiary in the ordinary course of business; or (vi) any Affiliate Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

  Limitation on Payment Restrictions Affecting Restricted Subsidiaries

  The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary (i) to pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (ii) to make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except: (A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of issuance of the Notes; (B) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary which was entered into on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date; (C) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of this covenant (or effecting a Refinancing of such Refinancing Indebtedness pursuant to this clause (C)) or contained in any amendment to an agreement referred to in clause (A) or (B) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no more restrictive in any material respect than the encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements; (D) any such encumbrance or restriction consisting of customary contractual non-assignment provisions to the extent such provisions restrict the transfer of rights, duties or obligations under such contract; (E) in the case of clause (iii) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; (F) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and (G) any restriction imposed by applicable law.

  Restricted and Unrestricted Subsidiaries

  The Company will not permit any Restricted Subsidiary to be designated as an Unrestricted Subsidiary unless the Company and its Restricted Subsidiaries would thereafter be permitted to (i) Incur at least $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under "--Limitation on Additional Indebtedness" above and (ii) make a Restricted Payment of at least $1.00 pursuant to the first paragraph of the covenant described under "--Limitation on Restricted Payments" above.

  The Company will not permit any Unrestricted Subsidiary to be designated as a Restricted Subsidiary unless such Subsidiary has outstanding no Indebtedness except such Indebtedness as the Company could permit it to become liable for immediately after becoming a Restricted Subsidiary under the provisions of the covenant described under "--Limitation on Additional Indebtedness" above.

  The Company will not permit Standard Pacific of Texas, Inc. to be designated as an Unrestricted Subsidiary or permit the assets of the Company or any Subsidiary employed in homebuilding operations to be transferred to an Unrestricted Subsidiary, except in amounts permitted under the limitation on Restricted Payments.

SUCCESSOR CORPORATION

  The Indenture provides that the Company may not consolidate with, merge into or transfer all or substantially all of its assets to another person unless
(i) such person (if other than the Company) is a corporation organized under the laws of the United States or any state thereof or the District of Columbia and expressly assumes all the obligations of the Company under the Indenture and the Notes; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) the Consolidated Net Worth of the obligor of the Notes immediately after such transaction (exclusive of any adjustments to Consolidated Net Worth relating to transaction costs and accounting adjustments resulting from such transaction) is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and (iv) the surviving corporation would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under "--Certain Covenants-- Limitation on Additional Indebtedness" above.

ADDITIONAL EVENTS OF DEFAULT

  In addition to the Events of Default described under "Description of the Debt Securities--Events of Default" in the accompanying Prospectus, the following shall constitute Events of Default with respect to the Notes: (i) default under any mortgage, indenture (including the Indenture) or instrument under which is issued or which secures or evidences Indebtedness of the Company or any Restricted Subsidiary (other than Non-Recourse Indebtedness) which default constitutes a failure to pay principal of such Indebtedness in an amount of $20,000,000 or more when due and payable (other than as a result of acceleration) or results in Indebtedness (other than Non-Recourse Indebtedness) in the aggregate of $20,000,000 or more becoming or being declared due and payable before it would otherwise become due and payable; and (ii) entry of a final judgment for the payment of money against the Company or any Restricted Subsidiary in an amount of $5,000,000 or more which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal such judgment has expired or becomes subject to an enforcement proceeding.

REPORTS TO HOLDERS OF THE NOTES

  So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Securities and Exchange Commission (the "Commission"). The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the Notes, it will nonetheless continue to furnish information under Section 13 or 15(d) of the Exchange Act to the Commission and the Trustee as if it were subject to such periodic reporting requirements.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in a Related Business; or (ii) the Capital Stock of a person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; provided, however, that any such Restricted Subsidiary is primarily engaged in a Related Business. For purposes of this definition, "Related Business" means any business related, ancillary or complimentary (as defined in good faith by the Board of Directors) to the business of the Company and the Restricted Subsidiaries on the date of issuance of the Notes.

  "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" when used with respect to any specified person means the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares and, to the extent required by local ownership laws in foreign countries, shares owned by foreign shareholders); (ii) all or substantially all the assets of any division, business segment or comparable line of business of the Company or any Restricted Subsidiary; or (iii) any other assets of the Company or any Restricted Subsidiary having a fair market value (as determined in good faith by the Board of Directors) in excess of $250,000 disposed of in a single transaction or series of related transactions outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of (i), (ii) and (iii) above, a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary).

  "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment (assuming the exercise by the obligor of such Indebtedness of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such Indebtedness multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

  "Bank Credit Facility" means the Revolving Credit Facility and any bank credit agreement or credit facility entered into in the future by the Company or any Restricted Subsidiary, as any of the same may be amended, waived, modified, refinanced or replaced from time to time.

  "Capitalized Lease Obligations" means any obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles.

  "Capital Stock" of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

  "Change of Control" means the occurrence of any of the following events:

  (i)any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50 percent of the total voting power of the Voting Stock of the Company;

  (ii)during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a majority vote of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

  (iii) the merger or consolidation of the Company with or into another person or the merger of another person with or into the Company, or the sale of all or substantially all the assets of the Company to another person, other than any such sale to one or more Restricted Subsidiaries, and in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100 percent of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation, or a parent corporation that owns all of the Capital Stock of such surviving corporation, that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation or such parent corporation, as the case may be.

  "Consolidated Coverage Ratio" with respect to the Company as of any date of determination means the ratio of the Company's EBITDA to its Consolidated Interest Incurred for the four fiscal quarters ending immediately prior to the date of determination. Notwithstanding clause (ii) of the definition of Consolidated Net Income, if the Indebtedness which is being Incurred is Incurred in connecting with an acquisition by the Company or a Restricted Subsidiary, the Consolidated Coverage Ratio shall be determined after giving effect to both the Consolidated Interest Incurred related to the Incurrence of such Indebtedness and the EBITDA as if the acquisition had occurred at the beginning of the four fiscal quarter period (x) of the person becoming a Restricted Subsidiary or (y) in the case of an acquisition of assets that constitute substantially all of an operating unit or business, relating to the assets being acquired by the Company or a Restricted Subsidiary.

  "Consolidated Interest Expense" of the Company means, for any period, the aggregate amount of interest which, in accordance with generally accepted accounting principles as in effect on the date of the issuance of the Notes, would be included on an income statement for the Company and its Restricted Subsidiaries on a consolidated basis, whether expensed directly, or included as a component of cost of goods sold, or allocated to joint ventures or otherwise (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with Hedging Obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense), excluding interest expense related to mortgage banking operations, plus the product of (i) cash dividends paid on any Preferred Stock of the Company, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of the Company, expressed as a decimal.

  "Consolidated Interest Incurred" of the Company means, for any period, (i) the aggregate amount of interest which, in accordance with generally accepted accounting principles as in effect on the date of the issuance of the Notes, would be included on an income statement for the Company and its Restricted Subsidiaries on a consolidated basis, whether expensed directly, or included as a component of cost of goods sold, or allocated to joint ventures or otherwise (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with Hedging Obligations, amortization of discount or premium, if any, and all other non-cash interest expense), excluding interest expense related to mortgage banking operations, plus or minus, without duplication; (ii) the difference between capitalized interest for such period and the interest component of cost of goods sold for such period; plus (iii) the product of (A) cash dividends paid on any Preferred Stock of the Company, times (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of the Company, expressed as a decimal.

  "Consolidated Net Income" for any period, means the aggregate of the Net Income of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with generally accepted accounting principles as in effect on the date of the issuance of the Notes, provided that (i) the Net Income of any person in which the Company or any Restricted Subsidiary has, a joint interest with a third party (other than an Unrestricted Subsidiary) shall be included only to the extent of the lesser of
(A) the amount of dividends or distributions actually paid to the Company or a Restricted Subsidiary or (B) the Company's direct or indirect proportionate interest in the Net Income of such person, provided that, so long as the Company or a Restricted Subsidiary has an unqualified legal right to require the payment of a dividend or distribution, Net Income shall be determined solely pursuant to clause (B); (ii) the Net Income of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and (iii) the Net Income of any Unrestricted Subsidiary shall be included only to the extent of the amount of dividends or distributions (the fair value of which, if other than in cash, to be determined by the Board of Directors, in good faith) by such Subsidiary to the Company or to any of its consolidated Restricted Subsidiaries; and (iv) the Net Income of any Unrestricted Subsidiary, any Homebuilding Joint Venture or any other person in which the Company or any Restricted Subsidiary has a joint interest with a third party that is not existing on March 31, 1997 shall be included only to the extent that the aggregate amount of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors, in good faith) by such Subsidiary or Homebuilding Joint Venture to the Company or to any of its consolidated Restricted Subsidiaries exceeds the aggregate amount of unpaid loans or advances and unreturned capital contributions made by the Company or any Restricted Subsidiary in or to such Subsidiary or Homebuilding Joint Venture.

  "Consolidated Net Worth" of the Company means consolidated stockholders' equity less any increase in stockholders' equity of each of the Unrestricted Subsidiaries subsequent to June 30, 1997 attributable to the Company or any of its Restricted Subsidiaries, as determined in accordance with generally accepted accounting principles as in effect on the date of the issuance of the Notes.

  "Consolidated Tangible Net Worth" with respect to the Company means the consolidated stockholders' equity of the Company, as determined in accordance with generally accepted accounting principles as in effect on the date of the issuance of the Notes, less (i) that portion of any increase of each of the Unrestricted Subsidiaries' stockholders' equity subsequent to June 30, 1997 any of its Restricted Subsidiaries, as determined in accordance with generally accepted accounting principles as in effect on the date of the issuance of the Notes; and (ii) the Intangible Assets of the Company and the Restricted Subsidiaries. "Intangible Assets" means the amount (to the extent reflected in determining consolidated stockholders' equity) of (A) all write-ups (other than write-ups of tangible assets of a going concern business made within twelve months after the acquisition of such business) in the book value of any asset owned by the Company or any Restricted Subsidiary, and (B) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles.

  "Disqualified Stock" means, with respect to any person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise; (ii) is convertible or exchangeable, at the option of the holder thereof, for Indebtedness or Disqualified Stock; or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each
case on or prior to    , 2008. Notwithstanding the foregoing, "Disqualified
Stock" shall not include Capital Stock which is redeemable solely pursuant to a change in control provision that does not (A) cause such Capital Stock to become redeemable in circumstances which would not constitute a Change of Control and (B) require the Company to pay the redemption price therefor prior to the repurchase date specified under "--Change of Control" above.

  "EBITDA" of the Company for any period means the sum of Consolidated Net Income plus Consolidated Interest Expense plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:
(i) income tax expense, (ii) depreciation expense, (iii) amortization expense and (iv) all other non-cash items reducing Consolidated Net Income (other than items that will require cash payments in the future and for which an accrual or reserve is, or is required by generally accepted accounting principals as in effect on the date of issuance of the Notes to be, made), less all non-cash items increasing Consolidated Net Income, in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income.

  "Hedging Obligations" of any person means the net obligations of such person pursuant to any Interest Rate Agreement or any foreign exchange contract, currency swap agreement or other similar agreement to which such person is a party or a beneficiary.

  "Homebuilding Joint Venture" means (i) any Unrestricted Subsidiary and (ii) any person in which the Company or any of its Subsidiaries has an ownership interest but less than a 100 percent ownership interest that, in each case, was formed for and is engaged in homebuilding operations.

  "Incur" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; provided further, however, that in the case of a discount security, neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness. The term "Incurrence" when used as a noun shall have a correlative meaning.

  "Indebtedness" means on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable; (ii) all Capitalized Lease Obligations of such person;
(iii) all obligations of such person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding accounts payable and accrued expenses arising in the ordinary course of business and which are not more than 90 days past due and not in dispute) which would appear as a liability on a balance sheet of a person prepared on a consolidated basis in accordance with generally accepted accounting principles, which purchase price or obligation is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services (provided that, in the case of obligations of an acquired person assumed in connection with an acquisition of such person, such obligations would constitute Indebtedness of such person); (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit); (v) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such person, any Preferred Stock (but excluding, in each case, any accrued dividends); (vi) all obligations of the type referred to in clauses (i) through (v) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee; (vii) all obligations of the type referred to in clauses (i) through (vi) of other persons secured by any lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and (viii) to the extent not otherwise included in this definition, Hedging Obligations of such Person. The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency, other than a contingency solely within the control of such person, giving rise to the obligation, of any contingent obligations as described above at such date; provided, however, that the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such indebtedness at such time as determined in conformity with generally accepted accounting principles.

  "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

  "Investment" in any person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such person) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such person.

  "Mortgage" means a first priority mortgage or first priority deed of trust on improved real property.

  "Net Income" of any person means the net income (loss) of such person, determined in accordance with generally accepted accounting principles as in effect on the date of issuance of the Notes; excluding, however, from the determination of Net Income all gains (to the extent that they exceed all losses) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale leaseback transactions) of any real property or equipment of such person, which is not sold or otherwise disposed of in the ordinary course of business, or of any capital stock of such person or its subsidiaries owned by such person.

  "Non-Recourse Indebtedness" means Indebtedness or other obligations secured by a lien on property to the extent that the liability for such Indebtedness or other obligations is limited to the security of the property without liability on the part of the Company or any Subsidiary (other than the Subsidiary which holds title to such property) for any deficiency.

  "Person" means an individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability partnership, trust, unincorporated organization, or government or any agency or political subdivision thereof.

  "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

  "Refinance" means, in respect of Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinancing" shall have a correlative meaning.

  "Restricted Investment" means any loan, advance, capital contribution or transfer (including by way of guaranty or other similar arrangement) in or to any Unrestricted Subsidiary, Homebuilding Joint Venture or any person in which the Company, directly or indirectly, has an ownership interest but less than 100 percent ownership interest; provided, however, that loans, advances, capital contributions or transfers (including by way of guaranty or other similar arrangement) to a Homebuilding Joint Venture shall be counted as a Restricted Investment only to the extent that the aggregate at any one time outstanding of all such amounts expended (or with respect to guaranties or similar arrangements the amounts then guaranteed) exceed, subsequent to December 31, 1996, $20 million for any one Homebuilding Joint Venture or $60 million in the aggregate for all Homebuilding Joint Ventures. Restricted Investment shall include the fair market value of the net assets of any Restricted Subsidiary that at any time is designated an Unrestricted Subsidiary. Any property transferred to an Unrestricted Subsidiary, and the net assets of a Restricted Subsidiary that is designated an Unrestricted Subsidiary, shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of the Company in good faith. The net assets of Panel Concepts shall not be counted as a Restricted Investment if (i) a sale of all or a portion of the Capital Stock of Panel Concepts causes Panel Concepts to become an Unrestricted Subsidiary; (ii) at the time of such sale, the net book value of the assets of Panel Concepts represent less than 10 percent of the consolidated assets of the Company and its Restricted Subsidiaries; and (iii) the net proceeds of any such sale and any subsequent sale of the Capital Stock of Panel Concepts to any person other than the Company or any Restricted Subsidiary are paid or distributed to the Company or any Restricted Subsidiary.

  "Restricted Subsidiary" means any Wholly Owned Subsidiary that has not been designated an Unrestricted Subsidiary.

  "Subsidiary" means a corporation, a majority of the capital stock with voting power to elect directors of which is directly or indirectly owned by the Company and its Subsidiaries, or any person in which the Company and its Subsidiaries has at least a majority ownership interest.

  "Unrestricted Subsidiary" means (i) any Subsidiary in which the Company, directly or indirectly, has less than a 100 percent ownership interest, (ii) any Wholly Owned Subsidiary which, in accordance with the provisions of the Indenture, has been designated in a resolution adopted by the Board of Directors of the Company as an Unrestricted Subsidiary, in each case unless and until such Subsidiary shall, in accordance with the provisions of the Indenture, be designated by a resolution of the Company as a Restricted Subsidiary; and (iii) any Wholly Owned Subsidiary a majority of the voting stock of which shall at the time be owned directly or indirectly by one or more Unrestricted Subsidiaries. At the date of issuance of the Notes, the Company will have designated Savings, Standard Pacific Financing Inc. and Standard Pacific Financing L.P. as Unrestricted Subsidiaries.

  "Voting Stock", with respect to any person, means securities of any class of Capital Stock of such person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the board of directors of such person.

  "Warehouse Facility" means a Bank Credit Facility to finance the making of Mortgage loans originated by the Company or any of its Subsidiaries.

  "Wholly Owned Subsidiary" means a Subsidiary, all of the capital stock (whether or not voting, but exclusive of directors' qualifying shares) of which is owned by the Company or a Wholly Owned Subsidiary.

                                 UNDERWRITING

  The Underwriters named below have severally agreed, subject to the terms and conditions of the Underwriting Agreement, with the Company, to purchase from the Company the aggregate principal amount of Notes set forth opposite their respective names. The Underwriters are committed to purchase all of the Notes if any are purchased.

                                                                    PRINCIPAL
                                                                    AMOUNT OF
                           UNDERWRITERS                               NOTES
                           ------------                            ------------
Salomon Brothers Inc.............................................. $
Dillon, Read & Co. Inc. ..........................................
Donaldson, Lufkin & Jenrette Securities Corporation...............
BancAmerica Securities, Inc.......................................
                                                                   ------------
  Total........................................................... $100,000,000
                                                                   ============

  The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price
less a concession not in excess of   % of the principal amount of the Notes.
The Underwriters may allow, and such dealers may reallow, a discount not in
excess of   % of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

  The Notes are a new issue of securities with no established trading market. The Company has made application to list the Notes on the New York Stock Exchange. No assurance can be given about the development or liquidity of any trading market for the Notes.

  In connection with the Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Notes for the purpose of stabilizing the market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Notes in the open market following completion of the Offering to cover all or a portion of such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

  Under the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), when 10 percent or more of the net proceeds of a public offering of debt securities, not including underwriting compensation, are to be paid to a member of the NASD participating in such public offering of debt securities or an affiliate of such member, the yield at which the debt securities are distributed to the public must be no lower than that recommended by a "qualified independent underwriter" as defined in Rule 2720 of the Conduct Rules of the NASD. BancAmerica Securities, Inc. is a member of the NASD and is an affiliate of Bank of America National Trust and Savings Association ("Bank of America"), the lender under the Company's Revolving Credit Facility. Bank of America will receive more than 10 percent of the net proceeds from the Offering as a result of the use of such proceeds to reduce the Company's indebtedness under the Revolving Credit Facility. See "Use of

Proceeds." As a result, the Offering is being made in compliance with Rule 2710(c)(8) of the Conduct Rules of the NASD which relates to offerings where proceeds are directed to a member of the NASD. Salomon Brothers Inc will act as a qualified independent underwriter in connection with the Offering and assume the customary responsibilities of acting as a qualified independent underwriter in pricing and conducting due diligence for the Offering. The yield on the Notes sold to the public will be no lower than that recommended by Salomon Brothers Inc acting as a qualified independent underwriter in connection with the Offering.

                                 LEGAL MATTERS

  The legality of the Notes will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Robert K. Montgomery, a partner of Gibson, Dunn & Crutcher LLP, and certain members of his immediately family own approximately 50,000 shares of Common Stock of the Company. Certain legal matters relating to the offering of the Notes will be passed upon for the Underwriter by O'Melveny & Myers LLP, Los Angeles, California.

PROSPECTUS

                            STANDARD PACIFIC CORP.

                            SENIOR DEBT SECURITIES

  Standard Pacific Corp. (the "Company") may offer from time to time its senior debt securities consisting of debentures or other unsecured evidences of indebtedness (the "Debt Securities"), at an aggregate initial offering price of not more than $200,000,000. The Debt Securities may be offered as a single series or as two or more separate series in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and to be set forth in an accompanying Prospectus Supplement.

  The terms of each series of Debt Securities, including, where applicable, the specific designation, aggregate principal amount, authorized denominations, maturity, rate or rates and time or times of payment of any interest, any terms for optional or mandatory redemption or payment of additional amounts or any sinking fund provisions, any initial public offering price, the proceeds to the Company and any other specific terms in connection with the offering and sale of such series will be set forth in a Prospectus Supplement or Prospectus Supplements. The Debt Securities will rank pari passu with the Company's other existing or future senior indebtedness. The terms of certain series of the Debt Securities may not restrict the incurrence of additional pari passu senior indebtedness. The Debt Securities are effectively subordinated to all existing or future indebtedness, including trade payables, of the Company's subsidiaries. The terms of certain series of the Debt Securities may not restrict the incurrence of additional subsidiary indebtedness.

  The Debt Securities may be sold directly by the Company, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement. The net proceeds to the Company from such sale also will be set forth in a Prospectus Supplement.

  For a discussion of certain United States Federal income tax consequences to holders of Debt Securities, see "United States Taxation."

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is June 11, 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, New York, New York 10048; and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York. The Commission maintains a website that contains reports, proxy and information statements and other information filed electronically with the Commission at HTTP:\\WWW.SEC.GOV.

  The Company has filed with the Commission in Washington, D.C. a registration statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed heretofore by the Company with the Commission (File No. 1-9353) pursuant to the Exchange Act are incorporated herein by reference:

  1. The Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1996;

  2. The Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended March 31, 1997; and

  3. The Current Report on Form 8-K of the Company dated June 11, 1997.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference other than exhibits to such documents, unless such exhibits are also specifically incorporated by reference herein. Requests for such copies should be directed to the Company, 1565 West MacArthur Boulevard, Costa Mesa, California 92626,
Attention: Corporate Secretary, Telephone (714) 668-4300.

                                USE OF PROCEEDS

  Unless otherwise indicated in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities to repay bank indebtedness under the Company's revolving credit agreement and for general corporate purposes.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following Selected Consolidated Financial Data of the Company are derived from information contained in the Company's Consolidated Financial Statements. The financial data for each of the five years in the period ended December 31, 1996 were derived from the audited consolidated financial statements of the Company. The financial data for the quarters ended March 31, 1997 and 1996 were derived from the unaudited consolidated financial statements of the Company, but in the opinion of Management include all adjustments necessary for a fair presentation of the financial information. The results of operations for the quarter ended March 31, 1997 are not necessarily indicative of the results that may be expected for the full year. The selected consolidated financial data presented below are qualified in their entirety by, and should be read in conjunction with, the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                           THREE MONTHS ENDED
                                MARCH 31,                    FOR THE YEAR ENDED DECEMBER 31,
                          ----------------------  ----------------------------------------------------------
                             1997        1996        1996        1995        1994        1993        1992
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
HOMEBUILDING OPERATIONS:
  Revenues..............  $  111,303  $   61,584  $  399,863  $  346,263  $  374,783  $  249,884  $  248,130
  Pretax income (loss)
   (1)..................       5,146         715      12,948     (37,247)     11,200      (1,617)      3,892
MANUFACTURING OPERA-
TIONS:
  Sales.................  $    5,352  $    3,997  $   19,311  $   15,177  $   17,225  $   13,722  $   18,149
  Pretax income (loss)
   (2)..................         455         238       2,087         (42)        969         608      (2,331)
CONSOLIDATED RESULTS:
  Revenues..............  $  116,655  $   65,581  $  419,174  $  361,440  $  392,008  $  263,606  $  266,279
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
  Income (loss) from
   continuing operations
   before income taxes
   and cumulative effect
   of change in
   accounting for income
   taxes................  $    5,601  $      953  $   15,035  $  (37,289) $   12,169  $   (1,009) $    1,561
  (Provision) benefit
   for income taxes.....      (2,300)       (382)     (6,034)     14,906      (4,993)        443        (526)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Income (loss) from
   continuing operations
   before cumulative
   effect of change in
   accounting for income
   taxes principle......       3,301         571       9,001     (22,383)      7,176        (566)      1,035
  Income (loss) from
   discontinued opera-
   tions, net of the ef-
   fect of income taxes.         216           2       (608)      (4,980)     (1,289)      2,385       3,488
  Cumulative effect of
   change in accounting
   for income taxes.....         --          --          --          --          --          858         --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Net income (loss).....  $    3,517  $      573  $    8,393  $  (27,363) $    5,887  $    2,677  $    4,523
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
  Income (loss) per
   share from continuing
   operations...........  $     0.11  $     0.02  $     0.30  $    (0.73) $     0.23  $    (0.02) $     0.03
  Income (loss) per
   share from
   discontinued
   operations, net of
   the effect of income
   taxes................        0.01         --        (0.02)      (0.17)      (0.04)       0.08        0.12
  Cumulative effect of
   change in accounting
   for income taxes.....                     --          --          --          --         0.03         --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Net income (loss) per
   share................  $     0.12  $     0.02  $     0.28  $    (0.90) $     0.19  $     0.09  $     0.15
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
  Stockholders' equity
   per share............  $     8.88  $     8.57  $     8.79  $     8.58  $     9.51  $     9.49  $     9.52
  Cash dividends paid
   per share............  $     0.03  $      .03  $     0.12  $     0.12  $     0.12  $     0.12  $     0.09
  Weighted average com-
   mon and equivalent
   shares outstanding...  29,705,032  30,064,232  30,011,595  30,488,676  30,674,349  30,633,471  29,810,974
  Total assets..........  $  456,875  $  457,479  $  451,108  $  445,747  $  524,318  $  530,405  $  550,364
  Long-term debt:
   residential housing
   and corporate........  $   80,000  $  100,000  $   80,000  $  129,062  $  134,360  $  147,273  $   93,957
  Stockholders' equity..  $  261,067  $  257,569  $  260,350  $  257,846  $  291,127  $  290,395  $  291,182

-------

(1) The 1995 homebuilding operations' pretax loss of $37.2 million reflects the adoption of Financial Accounting Standards No. 121 ("FAS 121") which resulted in a $46.5 million non-cash pretax charge to operations. See Note 2 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(2) Excludes intercompany interest income of $274,000, $241,000, $270,000, $247,000 and $211,000, respectively, for the five years in the period ended December 31, 1996.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following are the consolidated ratios of earnings to fixed charges for the Company's continuing operations for each of the following periods:

                                    THREE MONTHS
                                        ENDED
                                      MARCH 31,      YEAR ENDED DECEMBER 31,
                                    ------------- -----------------------------
                                     1997   1996  1996  1995  1994  1993  1992
                                    ------ ------ ----- ----- ----- ----- -----
Ratio of Earnings to Fixed Charges
 (1)...............................  3.12x  1.44x 2.96x 2.06x 2.10x 1.07x 1.03x

--------
(1) For purposes of calculating this ratio, fixed charges consist of interest cost (interest expense plus capitalized interest), one-third of estimated rent expenses as representative of the interest portion of rentals and amortization of debt expense, and earnings consist of net earnings before income taxes, fixed charges and nonrecurring non-cash charges of approximately $46.5 million, $3.1 million and $2.5 million in 1995, 1993 and 1992, respectively.

                      DESCRIPTION OF THE DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Securities") and the extent to which such general provisions may apply to the Offered Securities will be described in a Prospectus Supplement relating to such Offered Securities.

  The Debt Securities are to be issued under an indenture (the "Indenture"), dated as of April 1, 1992, entered into between the Company and United States Trust Company of New York, as trustee (the "Trustee"). The terms of the Debt Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and holders of the Debt Securities are referred to the Indenture and the Trust Indenture Act for a statement thereof. A copy of the Indenture is filed as an exhibit to the Company's Current Report on Form 8-K, dated February 16, 1993. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debt Securities and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference. References herein are to sections in the Indenture. As used in this "Description of the Debt Securities," the "Company" refers to Standard Pacific Corp. and does not include its subsidiaries. The term "Securities," as used under this caption, refers to all Securities issued or issuable from time to time under the Indenture and includes the Debt Securities.

GENERAL

  The Indenture does not limit the aggregate principal amount of Securities which may be issued thereunder and Securities may be issued thereunder from time to time as a single series or in two or more separate series up to the aggregate principal amount from time to time authorized by the Company for each series. As of the date of this Prospectus, the Company has authorized the issuance under the Indenture of up to $200,000,000 aggregate principal amount of the Debt Securities.

  The Securities will be senior unsecured obligations exclusively of the Company. Since the operations of the Company are currently conducted in part through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the Securities, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

  The applicable Prospectus Supplement or Prospectus Supplements will describe, among other things, the following terms of the Offered Securities:
(i) the title of the Offered Securities; (ii) any limit on the aggregate principal amount of the Offered Securities; (iii) whether the Offered Securities are to be issuable as Registered Securities or Bearer Securities or both and whether the Offered Securities may be represented by a Security in temporary or permanent global form, and if so, the initial Depositary with respect to such temporary or permanent global Security and whether the circumstances under which beneficial owners of interests in any such temporary or permanent global

Security may exchange such interests for Securities of such series and of like tenor of any authorized form and denomination; (iv) the price or prices at which the Offered Securities will be issued; (v) the date or dates on which the principal of the Offered Securities is payable or the method of determination thereof; (vi) the rate or rates at which the Offered Securities will bear interest, if any, and the date or dates from which such interest, if any, will accrue; (vii) the Interest Payment Dates, if any, on which any interest on the Offered Securities will be payable, and the Regular Record Date for any interest payable on any Offered Securities which are Registered Securities; (viii) the right or obligation, if any, of the Company to redeem or purchase Securities of the series, pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, the conditions, if any, giving rise to such right or obligation, and the period or periods within which, and the price or prices at which and the terms and conditions upon which Securities of the series shall be redeemed or purchased, in whole or in part, and any provisions for the remarketing of such Securities; (ix) whether the Offered Securities may be satisfied and discharged other than as provided in Article Eight of the Indenture; (x) if the amount of payments of principal of and interest, if any, on the Offered Securities is to be determined by reference to an index, formula or other method, the manner in which such amounts are to be determined and the calculation agent, if any, with respect thereof; (xi) if other than the principal amount thereof, the portion of the principal amount of the Offered Securities which will be payable upon declaration or acceleration of the Maturity thereof pursuant to an Event of Default; and (xii) any other terms of the Offered Securities not inconsistent with the provisions of the Indenture. (Section 2.03(a).) Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Securities. (Sections 2.03(a) and 4.06.)

  Securities may be issued as Discount Securities, which may be sold at a discount below their principal amount. Special United States Federal income tax considerations applicable to Securities issued with original issue discount, including Discount Securities, are generally described under "United States Taxation--Original Issue Discount" and may be described in more detail in any applicable Prospectus Supplement. In addition, special United States Federal tax considerations or other restrictions or terms applicable to any Offered Securities which are issuable in bearer form or offered exclusively to United States Aliens will be set forth in a Prospectus Supplement relating thereto.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

  The Securities of a series may be issued solely as Registered Securities, solely as Bearer Securities (with or without coupons attached) or as both Registered Securities and Bearer Securities. (Section 2.03.) Securities of a series may be issuable in whole or part in the form of one or more global Securities, as described below under "Global Securities." (Sections 2.01, 2.02 and 2.03.) Unless otherwise indicated in an applicable Prospectus Supplement, Registered Securities will be issuable in denominations of $1,000 and integral multiples thereof, and Bearer Securities will be issuable in denominations of $5,000 and $100,000. (Section 2.03(b).)

  Registered Securities of any series will be exchangeable for other Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In addition, if Securities of any series are issuable as both Registered Securities and as Bearer Securities, at the option of the holder, subject to the terms of the Indenture, Bearer Securities (accompanied by all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between a Regular Record Date or a Special Record Date and the relevant date for payment of interest will be surrendered without the coupon relating to such date for payment of interest and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Bearer Securities may not be issued in exchange for Registered Securities. (Section 2.08.)

  Securities may be presented for exchange as provided above, and unless otherwise indicated in an applicable Prospectus Supplement, Registered Securities may be presented for registration of transfer, at the office or agency of the Company designated as Registrar or co-registrar with respect to any series of Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes, assessments or other governmental charges as described in the Indenture. Such transfer or exchange will be effected on the books of the Registrar or any other transfer agent appointed by the company upon such Registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The company intends to initially appoint the Trustee as Registrar. (Section 2.05.) If a Prospectus Supplement refers to any transfer agents (in addition to the Registrar) designated by the Company with respect to any series of Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Securities. (Section 4.05.)

  In the event of any redemption of Securities of any series, the Company will not be required to (i) issue, register the transfer of or exchange Securities of that series during a period beginning at the opening of business 15 days before any selection of Securities of that series to be redeemed and ending at the close of business on (a) if Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption, and (b) if Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and of like tenor and principal amount that is immediately surrendered for redemption. (Section 2.08.)

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal and of interest, if any, on Registered Securities will be made at the office of such Paying Agent or Paying Agents as the Company may designated from time to time, except that at the option of the Company payment of principal or interest may be made by check or by wire transfer to an account maintained by the payee. (Section 4.01.) Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest. (Section 2.13.)

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and interest, if any, on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designated from time to time, or by check or by transfer to an account maintained by the payee outside the United States. (Section 4.05.) Unless otherwise indicated in an applicable Prospectus Supplement, any payment of interest on any Bearer Securities will be made only against surrender of the coupon relating to such interest installment. (Section 4.01.)

  Unless otherwise indicated in an applicable Prospectus Supplement, the Trustee will be designated as the Company's sole Paying Agent for payments with respect to Securities which are issuable solely as Registered Securities and as the Company's Paying Agent in the Borough of Manhattan, The City of New York, for payments with respect to Securities (subject to any limitations described in any applicable Prospectus Supplement) which are issuable as Bearer Securities. Any Paying Agents outside the United States and an other Paying Agents in the United States initially designated by the Company for the Offered Securities will be named in an applicable Prospectus Supplement. The Company may at an time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in the Borough of Manhattan, The City of New York, for payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described in the Indenture, but not otherwise), and (ii) a Paying Agent in a Place of Payment located outside the United States where Securities of such series and any related coupons may be presented and surrendered for payment. (Section 4.05.)

  All moneys paid by the Company to a Paying Agent for the payment of principal of or interest, if any, on any Security which remains unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company and the holder of such Security or any coupon will thereafter look only to the Company for payment thereof. (Section 8.02.)

GLOBAL SECURITIES

  The Securities of a series may be issued in whole or in part in global form. (Section 2.01.) A Security in global form will be deposited with, or on behalf of, a Depositary, which will be identified in an applicable Prospectus Supplement. A global Security may be issued in either registered or bearer form and in either temporary or permanent form. (Section 2.03.) A Security in global form may not be transferred except as a whole to the Depositary for such Security or to a nominee or successor of such Depositary. (Section 2.08.) If any Securities of a series are issuable in global form, the applicable Prospectus Supplement will describe the circumstances, in any, under which beneficial owners of interests in any such global Security may exchange such interests for definitive Securities of such series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of an interest, if any, on any such global Security and the specific terms of the depositary arrangement with respect to any such global Security. (Section 2.03.)

MERGERS AND SALES OF ASSETS BY THE COMPANY

  The Company may not consolidated with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless, among other things, (i) the resulting, surviving or transferee person (if other than the Company) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes all obligations of the Company under the Securities and the Indenture, and (ii) the Company or such successor person shall not immediately thereafter be in Default under the Indenture. Upon the assumption of the Company's obligations by such a person in such circumstances, subject to certain exceptions, the Company shall be discharged from all obligations under the Securities and the Indenture. (Section 5.01.)

EVENTS OF DEFAULT

  The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, with respect to each series of the Securities individually, the Trustee or the holders of not less than 25% in aggregate principal amount of the Outstanding Securities of such series may declare the principal amount (or, if any of the Securities of such series are Discount Securities, such portion of the principal amount of such Securities as may be specified by the terms thereof) of the Securities of such series to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the Outstanding Securities of such series may rescind such a declaration. (Section 6.02.)

  Under the Indenture, an Event of Default is defined as, with respect to each series of Securities individually, any of the following: (i) default in payment of the principal of any Security of such series; (ii) default in payment of any interest on any Security of such series when due, continuing for 30 days; (iii) failure by the Company to comply with its other agreements in the Securities of such series or the Indenture for the benefit of the holders of Securities of such series upon the receipt by the Company of notice of such Default by the trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Securities of such series and the Company's failure to cure such Default within 45 days after receipt by the Company of such notice; (iv) certain events of bankruptcy or insolvency; and
(v) any other Event of Default set forth in an applicable Prospectus Supplement. (Section 6.01.)

  The Trustee shall give notice to holders of the Securities of any continuing Default known to the Trustee within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice, as to any Default other than a payment Default, if it determines in good faith that withholding the notice is in the interests of the holders. (Section 7.05.)

  The holders of a majority in principal amount of the Outstanding Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Securities of such series, provided that such directions shall not be in conflict with any law or the Indenture and subject to certain other limitations. (Section 6.05.) Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. (Sections 6.06 and 7.01.) With respect to each series of Securities, no holder will have any right to pursue any remedy with respect to the Indenture or the Securities, unless (i) such holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of such series; (ii) the holders of at least 25% in aggregate principal amount of the Outstanding Securities of such series shall have made a written request to the Trustee to pursue such remedy; (iii) such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the trustee; (iv) the holders of a majority in aggregate principal amount of the Outstanding Securities of such series have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within such 60-day period. (Section 6.06.)

  Notwithstanding the foregoing, the right of any holder of any Security or coupon to receive payment of the principal of and interest in respect of such Security or payment of such coupon on the Stated Maturity or Maturities expressed in such Security or coupon or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder's consent. (Section 6.07.) The holders of at least a majority in aggregate principal amount of the Outstanding Securities of any series of Securities may waive an existing Default with respect to such series and its consequences, other than (i) any Default in any payment of the principal of or interest on any Security of such series or (ii) any Default in respect of certain covenant or provisions in the Indenture which may not be modified without the consent of the holder of each Outstanding Security of such series affected as described in "Modification and Waiver," below. (Section 6.04.)

MODIFICATION AND WAIVER

  The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the Securities or any related coupons (i) to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the Securities of any series or to surrender any right or power conferred in the Indenture upon the Company; (ii) to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the Securities; (iii) to provide that Bearer Securities may be registrable as to principal, to change or eliminate any restrictions (including restrictions relating to payment in the United States) on the payment of principal of or interest, if any, on Bearer Securities, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit the issuance of Securities in uncertificated form; (iv) to establish the form or terms of Securities of any series and any related coupons as permitted by Sections 2.01 and 2.03(a) of the Indenture; (v) to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the Securities of one or more series and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee; (vi) to cure any ambiguity, defect or inconsistency; (vii) to add to, change, or eliminate any provisions (which addition, change or elimination may apply to one or more series of Securities), provided that any such addition, change or elimination neither (a) applies to any Security of any series created prior to the execution of such supplemental indenture and is entitled to the benefit of such provision nor (b) modifies the rights of the holder of any such Security with respect to such provision; (viii) to secure the Securities; or (ix) to make any other change that does not adversely affect the rights of any Securityholder. (Section 9.01.)

  With the consent of the holders of not less than a majority in aggregate principal amount of the Outstanding Securities of the series affected by such supplemental indenture, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to such series of Securities or modify in any manner the rights of the holders of the Securities of such series and any related coupons under the Indenture, provided that no such supplemental indenture will, without the consent of the holder of each such Outstanding Security affected thereby (i) change the stated maturity of the principal of, or any installment of principal or interest on, any such Security or any premium payable upon redemption thereof, or reduce the amount of principal of any Security that is a Discount Security and that would be due and payable upon declaration of acceleration of maturity thereof; (ii) reduce the principal amount of, or the rate of interest on, any such Security, (iii) change the place or currency of payment of principal or interest, if any, on any such Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Security; (v) reduce the above-stated percentage of holders of Securities of any series necessary to modify or amend the Indenture; or (vi) modify the foregoing requirements or reduce the percentage in principal amount of Outstanding Securities of any series necessary to waive any covenant or past default. (Section 9.02.) Holders of not less than a majority in principal amount of the Outstanding Securities of any series may waive certain past Defaults and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the Securities of such series. (Section 6.04.)

DISCHARGE

  Unless otherwise indicated in an applicable Prospectus Supplement, the Company may satisfy and discharge obligations under the Indenture with respect to the Securities of any series by delivering to the Trustee for cancellation all Outstanding Securities of such series or depositing with the Trustee, after such Outstanding Securities have become due and payable, cash sufficient to pay at Stated Maturity all of the Outstanding Securities of such series and paying all other sums payable under the Indenture with respect to such series. (Section 8.01.)

THE TRUSTEE

  The Trustee is a New York corporation. The Trustee will be permitted to engage in certain transactions with the Company and its subsidiaries; provided, however, if the trustee acquires any conflicting interest, it must eliminate such conflict or resign. (Section 7.10.)

                            UNITED STATES TAXATION

GENERAL

  Set forth below is a summary of certain United States Federal income tax considerations of importance to the original purchasers of the Debt Securities. The summary does not discuss all of the aspects of Federal income taxation which may be relevant to particular investors in light of their personal investment circumstances, nor does it discuss any foreign, state or local income or other tax considerations. The summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and on regulations, rulings and decisions that are in effect as of the date of this Prospectus, all of which are subject to change. Prospective investors are advised to consult with their tax advisors regarding the Federal, state, local and foreign income and other tax consequences of purchasing, holding and disposing of the Debt Securities. Special Federal tax considerations or other restrictions or terms applicable to any Debt Securities which are issuable in bearer form, offered exclusively to United States Aliens (as defined below) will be set forth in a Prospectus Supplement relating thereto. "United States Alien" means any person who, for Federal income tax purposes, is a foreign corporation, a non-resident alien individual, a non-resident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for Federal income tax purposes, a foreign corporation, a non-resident alien individual or a non-resident alien fiduciary of a foreign estate or trust.

ORIGINAL ISSUE DISCOUNT

  Debt Securities with a term greater than one year may be issued with original issue discount for Federal income tax purposes. Original issue discount will arise if the stated principal amount at maturity of a Debt Security exceeds its issue price by more than a de minimis amount, or if a Debt Security has certain interest payment characteristics (e.g., interest holidays, interest payable in additional Debt Securities, stepped rates or rates based on multiple indices). If a Debt Security is issued with original issue discount, the holder of the Debt Security will be required to include amounts in gross income for Federal income tax purposes in advance of the receipt of the cash payment to which such income is attributable. The amount of original issue discount to be included in income in any tax period will be determined using a constant yield to maturity method. Any amounts included in income as original issue discount will, however, increase a holder's tax basis in the Debt Security.

  Any Debt Security issued with original issue discount will bear a legend setting forth the total amount of original issue discount with respect to such Debt Security, and the Company will report annually to the Internal Revenue Service (the "IRS") and to each holder of such Debt Security the original issue discount accrued with respect to the Debt Security. Prospective holders are advised to consult their tax advisors with respect to the particular original issue discount characteristics of the Debt Security that is being purchased.

DISPOSITION OF DEBT SECURITIES

  In general, an original holder of a Debt Security will recognize gain or loss on the sale, redemption, exchange or other disposition of the Debt Security measured by the difference between the amount of cash received (except to the extent attributable to accrued interest) and the holder's adjusted tax basis in the Debt Security.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Under Federal income tax law, a holder of Debt Securities may, under certain circumstances, be subject to "backup withholding" at a 31 percent rate. This withholding generally applies if the holder (i) fails to furnish his, her or its social security number or other taxpayer identification number ("TIN"),
(ii) furnishes an incorrect TIN, (iii) fails properly to report interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is his, her or its correct number and that he, she or it is not subject to backup withholding. Therefore, a holder of Debt Securities should, when requested, provide the Company or its paying agent with a Form W-9 to provide the information and certification necessary to avoid backup withholding, unless an exemption from backup withholding exists and can be demonstrated in a satisfactory manner. Holders of Debt Securities should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

  The Company will, where required, report to the holders of the Debt Securities and to the IRS the amount of any interest payments and any amounts withheld during each calendar year with respect to the Notes.

                             PLAN OF DISTRIBUTION

  The Company may sell Debt Securities to one or more underwriters for public offering and sale by them or may sell Debt Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in an applicable Prospectus Supplement.

  Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company may also offer and sell the Offered Securities in exchange for one or more of its outstanding issues of Debt Securities. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions set forth in any Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with the Company, to indemnification against, and contribution toward, certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

  The Debt Securities may or may not be listed on a national securities exchange or a foreign securities exchange. No assurances can be given that there will be a market for the Debt Securities.

                                    EXPERTS

  The financial statements and schedules included or incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firms as experts in accounting and auditing in giving said reports.

  Any financial statements and schedules hereafter filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and incorporated by reference in this Prospectus that have been examined and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing to the extent covered by consents filed with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                             STANDARD PACIFIC CORP.

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................  F-2
Consolidated Statements of Operations for the three months ended March
 31, 1997 and 1996 (Unaudited) and for the years ended December 31, 1996,
 1995 and 1994...........................................................  F-3
Consolidated Balance Sheets at March 31, 1997 (Unaudited) and at December
 31, 1996 and 1995.......................................................  F-4
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 1996 and for the three months ended March 31, 1997 (Unaudited)........................................  F-5
Consolidated Statements of Cash Flows for the three months ended March
 31, 1997 and 1996 (Unaudited) and for the years ended December 31, 1996,
 1995 and 1994...........................................................  F-6
Notes to Consolidated Financial Statements for the three months ended
 March 31, 1997 and 1996 (Unaudited) and for the years ended December 31,
 1996, 1995 and 1994 ....................................................  F-8

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Standard Pacific Corp.:

  We have audited the accompanying consolidated balance sheets of STANDARD PACIFIC CORP. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Pacific Corp. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

  As explained in Note 2 of the financial statements, effective December 31, 1995, the Company changed its method of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of.

ARTHUR ANDERSEN LLP

Orange County, California
January 27, 1997 (except
with respect to the
matter discussed in
Note 12, as to which
the date is June 10, 1997)

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                 THREE MONTHS
                               ENDED MARCH 31,     YEAR ENDED DECEMBER 31,
                               -----------------  ----------------------------
                                 1997     1996      1996      1995      1994
                               --------  -------  --------  --------  --------
                                 (UNAUDITED)
HOMEBUILDING AND CORPORATE:
  Revenues.................... $111,303  $61,584  $399,863  $346,263  $374,783
  Cost of sales...............   95,645   54,391   348,066   307,794   331,558
  Noncash charge for
   impairment of long-lived
   assets.....................      --       --        --     46,491       --
                               --------  -------  --------  --------  --------
      Gross margin............   15,658    7,193    51,797    (8,022)   43,225
                               --------  -------  --------  --------  --------
  Selling, general and admin-
   istrative expenses.........    9,775    6,693    37,351    34,873    36,855
  Income from unconsolidated
   joint ventures.............      530    1,713     4,708     6,953     4,234
  Interest expense............    1,473    1,656     7,142     1,860       --
  Other income................      206      158       936       555       596
                               --------  -------  --------  --------  --------
  Homebuilding and corporate
   pretax income (loss).......    5,146      715    12,948   (37,247)   11,200
                               --------  -------  --------  --------  --------
MANUFACTURING:
  Sales.......................    5,352    3,997    19,311    15,177    17,225
  Cost of sales...............    3,372    2,601    12,011     9,856    10,896
                               --------  -------  --------  --------  --------
      Gross margin............    1,980    1,396     7,300     5,321     6,329
                               --------  -------  --------  --------  --------
  Selling, general and admin-
   istrative expenses.........    1,626    1,208     5,304     5,527     5,481
  Other income................      101       50        91       164       121
                               --------  -------  --------  --------  --------
  Manufacturing pretax income
   (loss).....................      455      238     2,087       (42)      969
                               --------  -------  --------  --------  --------
  Income (loss) from
   continuing operations
   before income taxes........    5,601      953    15,035   (37,289)   12,169
  (Provision) benefit for in-
   come taxes.................   (2,300)    (382)   (6,034)   14,906    (4,993)
                               --------  -------  --------  --------  --------
  Income (loss) from continu-
   ing operations.............    3,301      571     9,001   (22,383)    7,176
  Income (loss) from discon-
   tinued operations, net of
   income taxes of $(151) and
   $(2) for the three months
   ended March 31, 1997 and
   1996 and $429, $3,620 and
   $890 for the three years
   ended December 31, 1996,
   respectively...............      216        2      (608)   (4,980)   (1,289)
                               --------  -------  --------  --------  --------
NET INCOME (LOSS)............. $  3,517  $   573  $  8,393  $(27,363) $  5,887
                               ========  =======  ========  ========  ========
Net Income (Loss) Per Share:
  Income (loss) per share from
   continuing operations...... $   0.11  $  0.02  $   0.30  $  (0.73) $   0.23
  Income (loss) per share from
   discontinued operations,
   net of the benefit of
   income taxes...............     0.01      --      (0.02)    (0.17)    (0.04)
                               --------  -------  --------  --------  --------
NET INCOME (LOSS) PER SHARE... $   0.12  $  0.02  $   0.28  $  (0.90) $   0.19
                               ========  =======  ========  ========  ========

 The accompanying notes are an integral part of these consolidated statements.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                             AT DECEMBER 31,
                                               AT MARCH 31, ------------------
                                                   1997       1996      1995
                                               ------------ --------  --------
                                               (UNAUDITED)
                    ASSETS
  Cash and equivalents........................   $  4,692   $  5,975  $    895
  Investment securities held to maturity......      6,119      5,329     5,410
  Mortgage notes receivable and accrued inter-
   est........................................      3,647      3,741     3,203
  Other notes and accounts receivable, net....     11,056     11,073     8,821
  Inventories:
    Real estate in process of development and
     completed model homes....................    368,538    363,718   354,290
    Real estate held for sale.................      9,110      8,927    13,386
    Manufacturing.............................      1,469      1,432     1,332
  Property and equipment, at cost, net of
   accumulated depreciation and amortization
   of $6,850, $6,640 and $5,875, respectively.      5,922      6,041     6,263
  Investments in and advances to
   unconsolidated joint ventures..............      2,415        885     4,460
  Deferred income taxes.......................     16,481     16,481    17,605
  Deferred charges and other assets...........      6,302      6,504     6,859
                                                 --------   --------  --------
    Total assets..............................    435,751    430,106   422,524
                                                 --------   --------  --------
  Net assets of discontinued operations.......     21,124     21,002    23,223
                                                 --------   --------  --------
      Total Assets............................   $456,875   $451,108  $445,747
                                                 ========   ========  ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Unsecured notes payable.....................   $ 82,800   $ 57,300  $ 48,500
  Trust deed notes payable....................      2,944      4,467    14,854
  Accounts payable and accrued expenses.......     30,064     28,991    24,547
  10 1/2% senior notes due 2000...............     80,000    100,000   100,000
                                                 --------   --------  --------
    Total liabilities.........................    195,808    190,758   187,901
                                                 --------   --------  --------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; 10,000,000
   shares authorized; none issued.............        --         --        --
  Common stock, $.01 par value; 100,000,000
   shares authorized; 29,389,181, 29,629,981
   and 30,060,281 shares outstanding at March
   31, 1997 and December 31, 1996 and 1995,
   respectively...............................        294        296       301
  Paid-in capital.............................    281,513    283,331   285,655
  Investment securities valuation adjustment..       (133)       (39)      (80)
  Accumulated deficit.........................    (20,607)   (23,238)  (28,030)
                                                 --------   --------  --------
  Total stockholders' equity..................    261,067    260,350   257,846
                                                 --------   --------  --------
      Total Liabilities and Stockholders' Eq-
       uity...................................   $456,875   $451,108  $445,747
                                                 ========   ========  ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

  FOR EACH OF THE THREE
YEARS IN THE PERIOD ENDED
DECEMBER 31, 1996 AND FOR              COMMON           INVESTMENT   RETAINED
           THE             NUMBER OF   STOCK            SECURITIES   EARNINGS
THREE MONTHS ENDED MARCH     COMMON     PAR   PAID-IN   VALUATION  (ACCUMULATED
        31, 1997             SHARES    VALUE  CAPITAL   ADJUSTMENT   DEFICIT)
-------------------------  ----------  ------ --------  ---------- ------------
BALANCE, DECEMBER 31,
 1993....................  30,605,921   $306  $289,311    $  --      $    778
Exercise of stock options
 and related income tax
 benefit.................      16,010    --        136       --           --
Cash dividends declared
 ($.12 per share)........         --     --        --        --        (3,675)
Change in investment
 securities valuation
 adjustment..............         --     --        --     (1,616)         --
Net income...............         --     --        --        --         5,887
                           ----------   ----  --------    ------     --------
BALANCE, DECEMBER 31,
 1994....................  30,621,931    306   289,447    (1,616)       2,990
Exercise of stock options
 and related income tax
 benefit.................       9,000    --         64       --           --
Repurchase of common
 shares..................    (570,650)    (5)   (3,856)      --           --
Cash dividends declared
 ($.12 per share)........         --     --        --        --        (3,657)
Change in investment
 securities valuation
 adjustment                       --     --        --      1,536          --
Net (loss)...............         --     --        --        --       (27,363)
                           ----------   ----  --------    ------     --------
BALANCE, DECEMBER 31,
 1995....................  30,060,281    301   285,655       (80)     (28,030)
Repurchase of common
 shares..................    (430,300)    (5)   (2,324)      --           --
Cash dividends declared
 ($.12 per share)........         --     --        --        --        (3,601)
Change in investment
 securities valuation
 adjustment..............         --     --        --         41          --
Net income...............         --     --        --        --         8,393
                           ----------   ----  --------    ------     --------
BALANCE, DECEMBER 31,
 1996....................  29,629,981    296   283,331       (39)     (23,238)
Exercise of stock options
 and related income tax
 benefits................      19,000    --        126       --           --
Repurchase of common
 shares..................    (259,800)    (2)   (1,944)      --           --
Cash dividends declared
 ($.03 per share)........         --     --        --        --          (886)
Change in investment
 securities valuation
 adjustment..............         --     --        --       (94)          --
Net income...............         --     --        --        --         3,517
                           ----------   ----  --------    ------     --------
BALANCE, MARCH 31, 1997
 (Unaudited).............  29,389,181   $294  $281,513    $ (133)    $(20,607)
                           ==========   ====  ========    ======     ========

 The accompanying notes are an integral part of these consolidated statements.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                THREE MONTHS
                              ENDED MARCH 31,      YEAR ENDED DECEMBER 31,
                              -----------------  -----------------------------
                               1997      1996      1996      1995      1994
                              -------  --------  --------  --------  ---------
                                (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income (loss)...........  $ 3,517  $    573  $  8,393  $(27,363) $   5,887
Adjustments to reconcile net
 income (loss) to net cash
 provided by (used in)
 operating activities:
  Noncash charge for
   impairment of long-lived
   assets...................      --        --        --     46,491        --
  Depreciation and amortiza-
   tion.....................      238       161       891       550        782
  Amortization of deferred
   income and discounts.....       39        17        16       424        580
  Net (gain) loss on sale of
   investments, loans and
   REO......................     (356)      (91)     (697)    1,738        508
  Provision for loan losses.       15       --        465     3,354      2,475
  Changes in cash and equiv-
   alents due to:
    Inventories.............   (5,040)   (5,851)   (5,476)   52,984     21,648
    Receivables and accrued
     interest...............        2    (1,538)   (1,600)    6,763     (6,135)
    Investment in and
     advances to
     unconsolidated joint
     ventures ..............   (1,530)   (1,262)    3,576    (3,015)       717
    Accounts payable and
     accrued expenses.......      585    (5,493)    4,260    (4,378)     8,279
    Deferred income taxes...       86     1,675     3,368   (17,876)    (1,823)
    Other, net..............      508      (230)   (2,355)   (1,060)       433
                              -------  --------  --------  --------  ---------
Net cash provided by (used
 in) operating activities...  $(1,936) $(12,039) $ 10,841  $ 58,612  $  33,351
                              -------  --------  --------  --------  ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
Proceeds from the sale of
 investments and principal
 repayments.................  $12,537  $  6,147  $ 33,047  $ 69,134  $  38,066
Net sales from real estate
 owned......................    1,981       993     5,088     3,358      1,630
Net (additions to) retire-
 ments from property and
 equipment..................      (85)      (36)     (622)     (227)      (402)
Purchases of investment se-
 curities...................  (14,748)  (11,622)  (46,653)  (11,254)   (54,967)
Sales (purchases) of FHLB
 stock......................      --        --        --      1,975     (1,776)
New loan fundings and loan
 purchases..................      --        --     (2,436)  (17,875)  (186,080)
Loan sales and principal re-
 payments from loans........   12,860    14,500    68,268    48,140    136,514
                              -------  --------  --------  --------  ---------
Net cash provided by (used
 in) investing activities...  $12,545  $  9,982  $ 56,692  $ 93,251  $ (67,015)
                              -------  --------  --------  --------  ---------

 The accompanying notes are an integral part of these consolidated statements.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

                                THREE MONTHS
                              ENDED MARCH 31,      YEAR ENDED DECEMBER 31,
                              -----------------  ------------------------------
                               1997      1996      1996      1995       1994
                              -------  --------  --------  ---------  ---------
                                 (UNAUDITED)
CASH FLOWS FROM FINANCING
 ACTIVITIES:
Net proceeds from (payments
 on) bank lines of credit
 and term loans.............  $25,500  $ 18,000  $  8,800  $ (37,750) $ (21,500)
Proceeds from deposits to
 savings accounts...........   65,634    74,651   274,382    305,466    566,688
Payments on savings account
 withdrawals................  (68,266)  (83,090) (303,508)  (340,144)  (584,521)
Interest credited to savings
 accounts...................      987     1,661     4,397      4,056      3,765
Proceeds from FHLB advances.      --        --     18,000    111,000    365,000
Repayment of FHLB advances..  (14,000)  (14,000)  (59,000)  (121,300)  (305,750)
Principal payments on bonds,
 debentures and trust deed
 notes payable..............  (21,523)   (2,227)  (11,021)   (12,885)   (12,964)
Dividends...................     (886)     (902)   (3,601)    (3,657)    (3,675)
Net change in securities
 sold subject to agreements
 to repurchase..............    5,085   (15,016)  (15,016)   (31,759)    26,737
Repurchase of common shares.   (1,946)      --     (2,329)    (3,861)       --
Proceeds from exercise of
 stock options..............      126       --        --          64        136
                              -------  --------  --------  ---------  ---------
Net cash provided by (used
 in) financing activities...  $(9,289) $(20,923) $(88,896) $(130,770) $  33,916
                              -------  --------  --------  ---------  ---------
Net increase (decrease) in
 cash and equivalents.......  $ 1,320  $(22,980) $(21,363) $  21,093  $     252
Cash and equivalents at be-
 ginning of period..........   16,234    37,597    37,597     16,504     16,252
                              -------  --------  --------  ---------  ---------
Cash and equivalents at end
 of period..................  $17,554  $ 14,617  $ 16,234  $  37,597  $  16,504
                              =======  ========  ========  =========  =========
SUMMARY OF CASH BALANCES:
Homebuilding, corporate and
 manufacturing..............  $ 4,692  $  3,557  $  5,975  $     895  $   1,838
Savings and loan............   12,862    11,060    10,259     36,702     14,666
                              -------  --------  --------  ---------  ---------
                              $17,554  $ 14,617  $ 16,234  $  37,597  $  16,504
                              =======  ========  ========  =========  =========
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION:
  Cash paid during the year
   for:
    Interest................  $ 7,877  $  9,793  $ 36,081  $  42,554  $  39,904
    Income taxes............       36        94     1,477        530      5,792
SUPPLEMENTAL DISCLOSURES OF
 NONCASH INVESTING AND
 FINANCING ACTIVITIES :
  Land acquisitions financed
   by purchase money trust
   deeds....................  $   --   $    --   $    635  $   9,444  $  12,064
  Change in unrealized
   losses on investment
   securities available for
   sale, net of deferred
   taxes                           94        51        41      1,537    (1,616)
  Loans receivable fore-
   closed on, net...........       10     1,239     3,778      4,106      3,990
  Reclass of mortgage backed
   securities held to matu-
   rity to investment secu-
   rities available for
   sale.....................      --        --        --      48,880        --

 The accompanying notes are an integral part of these consolidated statements.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. COMPANY ORGANIZATION AND OPERATIONS

  Standard Pacific Corp., a Delaware corporation (hereinafter referred to as the "Company"), is a regional builder of single-family homes with operations throughout the major metropolitan areas of California and Texas. Approximately 79 percent of the Company's home deliveries (including the unconsolidated joint ventures) were in California for the year ended December 31, 1996. There have been periods of time in California where economic growth has slowed and the average sales price of homes in certain areas in California in which the Company does business have declined. There can be no assurance that home sales prices will not decline further in the future.

  The Company's business is affected by national, world and local economic conditions and events and the effect such conditions and events have on the markets it serves in California and Texas and in particular by the level of mortgage interest rates and consumer confidence in those regions. The Company cannot predict whether interest rates will be at levels attractive to prospective homebuyers. If interest rates increase, and in particular mortgage interest rates, the Company's operating results could be adversely impacted.

  The Company also has an office furniture manufacturing subsidiary, Panel Concepts, Inc. which is a wholly-owned subsidiary. The consolidated financial statements also include Standard Pacific Savings, F.A. ("Savings"), a federally chartered savings and loan institution which has been treated as a discontinued operation (See Note 12).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--HOMEBUILDING, CORPORATE AND MANUFACTURING

 a. Basis of Presentation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated joint ventures in which the Company has less than a controlling interest are accounted for using the equity method.

  In the opinion of management, the consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company as of March 31, 1997, and its results of operations and cash flows for the three month periods ended March 31, 1997 and 1996.

 b. Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


 c. Cash and Equivalents

  For purposes of the consolidated statements of cash flows, cash and equivalents include cash on hand, demand deposits, and for Savings, amounts due from banks, federal funds sold and overnight deposits and all highly liquid short-term investments, including interest bearing securities purchased with a remaining maturity of three months or less.

 d. Investment Securities

  Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires the Company to carry the portion of their investments in debt and equity securities they do not intend to hold to maturity at their market values. Securities classified as available-for-sale will be carried at their market values with changes in the market values recorded as a separate component of stockholders' equity, net of the income tax effect; securities classified as trading securities will be carried at their market values with changes in the market values recorded as a component of income, and; securities classified as held-to-maturity will be recorded at amortized cost.

 e. Real Estate and Manufacturing Inventories

  For real estate under development the Company capitalizes direct carrying costs, including interest, property taxes and related development costs. Field construction supervision and related direct overhead and certain selling costs are also included in the capitalized cost of real estate inventories. General and administrative costs are expensed as incurred.

  Prior to December 31, 1995, each real estate project was carried at the lower of its cost or its estimated net realizable value. Estimated net realizable value was deemed to be the undiscounted estimated future cash flows from the project, including relevant carrying costs such as interest. Effective December 31, 1995, the Company adopted the provisions of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" (FAS 121). FAS 121 changed the method of valuing long-lived assets, including real estate inventories, whereby long-lived assets that are expected to be held and used in operations are to be carried at the lower of cost or, if impaired, the fair value of the asset, rather than the net realizable value. Long-lived assets to be disposed of should be reported at the lower of carrying amount or fair value less cost to sell. In evaluating long-lived assets held for use, an impairment loss is recognized if the sum of the expected future cash flows (undiscounted and without interest charge) is less than the carrying amount of the asset. Once a determination has been made that an impairment loss should be recognized for real estate inventories expected to be held and used, various assumptions and estimates are used to determine fair value including, among others, estimated costs of construction, development and marketing, sales absorption rates, anticipated sales prices and carrying costs. The calculation of the impairment loss is based on estimated future cash flows which are calculated to include an appropriate return and interest. The estimates used to determine the impairment adjustment could change in the near term as the economy in the Company's key areas change.

  The effect of the adoption of FAS 121, plus the effects of continued adverse trends experienced during 1995 in certain of the geographic markets in which the Company operates, on the values of certain of the Company's land holdings, particularly in San Diego county, resulted in a pretax noncash charge of $46.5 million for the year ended December 31, 1995. These adverse developments included, among other things, record high foreclosure rates, declines in median home prices and continued anemic economic recovery.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  Manufacturing inventories are stated at the lower of cost (first-in, first-out) or market. Cost includes materials, labor and manufacturing overhead.

 f. Capitalization of Interest

  The Company follows the practice of capitalizing interest on real estate inventories during the period of development. Interest capitalized as a cost of real estate under development is included in cost of sales as related units are sold. The following is a summary of interest capitalized and expensed for the following periods:

                                       THREE MONTHS
                                      ENDED MARCH 31, YEAR ENDED DECEMBER 31,
                                      --------------- --------------------------
     CORPORATE AND HOMEBUILDING
             OPERATIONS                1997    1996    1996    1995       1994
     --------------------------       ------- ------- ------- -------    -------
Total interest incurred during the
 period.............................  $ 4,013 $ 4,839 $16,687 $19,200    $19,600
Less: Interest capitalized as a cost
 of real estate under development...    2,540   3,183   9,545  17,340     19,600
                                      ------- ------- ------- -------    -------
Interest expense....................  $ 1,473 $ 1,656 $ 7,142 $ 1,860    $   --
                                      ======= ======= ======= =======    =======
Interest previously capitalized as a
 cost of real estate under
 development, included in
 homebuilding cost of sales.........  $ 4,484 $ 3,078 $16,920 $27,638(1) $33,069
                                      ======= ======= ======= =======    =======
Capitalized interest in ending in-
 ventories..........................  $23,198 $32,622 $25,142 $32,517    $54,373
                                      ======= ======= ======= =======    =======

--------
(1) Excludes $11.6 million of interest included in the FAS 121 adjustment.

 g. Property and Equipment

  Property and equipment is recorded at cost. Depreciation and amortization is recorded using the straight-line method over the estimated useful lives of the assets.

 h. Income Taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This statement requires a liability approach for measuring deferred taxes based on temporary differences between the financial statement and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for years in which taxes are expected to be paid or recovered.

 i. Warranty Costs

  Estimated future warranty costs are charged to cost of sales in the period when the revenues from home closings are recognized.

 j. Revenue Recognition

  Sales of residential housing are recorded after construction is completed, required down payments are received and title passes. Manufacturing sales are recorded as of the date shipments are made to customers.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


 k. Earnings Per Share

  Earnings per share, representing primary and fully diluted amounts (which are not materially different), are based on the weighted average number of common and equivalent shares outstanding during the year. Equivalent shares were determined by using the treasury stock method, which assumes that all dilutive securities were exercised and that the proceeds received were applied to repurchase outstanding shares at the average market prices during each year. The weighted average number of common and equivalent shares amounted to 29,705,032 and 30,064,232 for the three month periods ended March 31, 1997 and 1996, respectively, and 30,011,595, 30,488,676 and 30,674,349 for the three years ended December 31, 1996, respectively. Equivalents were anti-dilutive for the year ended December 31, 1995.

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share," which is required to be adopted by the Company on December 31, 1997. At that time, the Company will be required to change the method used to compute earnings per share and to restate all prior periods presented. Under the new requirements, primary earnings per share will be replaced with basic earnings per share. Basic earnings per share excludes the dilutive effect of common stock equivalents, including stock options. Had earnings per share been calculated under the provisions of the new standard, both basic and diluted earnings per share would be the same as net income
(loss) per share as reflected in the accompanying consolidated statements of operations for all periods presented.

 l. Stock-Based Compensation

  The Company accounts for its stock-based compensation plan using the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25).

  In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). Under the provisions of FAS 123, companies can elect to account for stock-based compensation plans using a fair-value-based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in APB 25. FAS 123 requires that companies electing to continue using the intrinsic value method must make pro forma disclosures of net income and earnings per share as if the fair-value-based method of accounting had been applied.

  Effective December 31, 1996, the Company adopted FAS 123 for financial statement disclosure purposes only and accordingly, the adoption had no impact on the Company's results of operations or financial position for the year then ended.

 m. Reclassifications

  Effective January 1, 1997, the Company changed its presentation of selling costs in its consolidated statements of operations whereby selling costs are now combined with general and administrative expenses. This presentation is consistent with industry practice. Previously, the Company included these costs as a component of cost of sales. The Company reclassified the prior period amounts to conform with the 1997 presentation.

  Additionally, certain other items in prior period financial statements have been reclassified to conform with current year presentation.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


3. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

  Summarized financial information related to the Company's two joint ventures accounted for by the equity method are as follows:

                                                                AT DECEMBER 31,
                                                                ---------------
                                                                 1996    1995
                                                                ------- -------
   Assets:
     Cash...................................................... $   545 $ 1,583
     Real estate in process of development and completed model
      homes....................................................   9,809  12,692
     Other assets..............................................   3,355     401
                                                                ------- -------
                                                                $13,709 $14,676
                                                                ======= =======
   Liabilities and Equity:
     Accounts payable and accrued expenses..................... $ 3,409 $   941
     Construction loans payable................................   7,153     --
     Equity....................................................   3,147  13,735
                                                                ------- -------
                                                                $13,709 $14,676
                                                                ======= =======

  The Company's share of equity shown above is $843,000 and $4.6 million at December 31, 1996 and 1995, respectively.

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1996    1995    1994
                                                        ------- ------- -------
   Revenues............................................ $32,168 $46,166 $30,558
   Cost of revenues....................................  23,817  32,881  22,608
                                                        ------- ------- -------
   Net earnings of joint ventures...................... $ 8,351 $13,285 $ 7,950
                                                        ======= ======= =======

  Generally, the Company's share of earnings in the two joint ventures detailed above is 50 percent.

  Additionally, the Company is party to a joint venture whose sole purpose is to develop finished lots whereby the Company will purchase the lots from the joint venture to construct homes thereon. The Company does not anticipate recording any income or loss from this joint venture and accordingly, the tables above do not reflect the results of operations or financial condition of this particular joint venture.

4. UNSECURED NOTES PAYABLE AND TRUST DEED NOTES PAYABLE

 a. Notes Payable to Banks

  In December 1996, the Company completed a syndication of its principal revolving credit facility whereby the total unsecured commitment was increased to $200 million and additional lenders were added to the facility. In connection with the syndication the Company combined its separate bank revolver and term loan facilities into a single larger facility. The facility has a current maturity date of July 31, 1999. The facility includes covenants which require, among other things, the maintenance of certain amounts of tangible stockholders' equity, as defined, and the maintenance of debt-to-equity ratios, as defined. The facility also contains provisions which may, in certain circumstances, limit the amount the Company may borrow under the credit facility. At December 31, 1996, the Company had

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

borrowings of $57.3 million outstanding under this revolving credit arrangement and had approximately $140 million of additional borrowing capacity available under the provisions of the agreement. Interest rates charged under this facility primarily include IBOR and prime rate pricing options. In addition to fees charged on the commitment and unused portion of the facility, this line of credit facility also requires the Company to maintain a compensating balance of one percent of a portion of the commitment amount or pay certain fees in lieu of the compensating balance.

  In conjunction with the syndication discussed above, the Company repaid in full the principal balances on two separate bank term loans in the fourth quarter of 1996.

  As of December 31, 1996, and throughout the year, the Company was in compliance with the covenants of its lending agreements.

 b. Trust Deed Notes Payable

  At December 31, 1996 and 1995, trust deed notes payable primarily consist of trust deeds on land purchases.

 c. Borrowings and Maturities

  The following summarizes the borrowings during the three years ended December 31, 1996 for the unsecured notes payable and trust deed notes payable:

                                                    1996      1995      1994
                                                   -------  --------  --------
   Maximum borrowings outstanding during year at
    month end..................................... $91,299  $101,947  $137,730
   Average outstanding balance during the year.... $78,552  $ 86,377  $119,988
   Weighted average interest rate for the year....     6.8%      7.5%      6.6%
   Weighted average interest rate on borrowings
    outstanding at year end.......................     7.1%      6.8%      7.7%

  Maturities of the trust deed notes payable and the 10 1/2% Senior Notes (see
Note 5 below) are as follows:

   YEAR ENDED DECEMBER 31,
   -----------------------
      1997............................................................. $ 24,467
      1998.............................................................   20,000
      1999.............................................................   20,000
      2000.............................................................   40,000
                                                                        --------
                                                                        $104,467
                                                                        ========

5. 10 1/2% SENIOR NOTES DUE 2000

  In 1993, the Company issued $100 million principal amount of its 10 1/2% Senior Notes due March 1, 2000 (the "Notes"). Interest is due and payable on March 1 and September 1 of each year. The Notes are not redeemable at the option of the Company prior to maturity. The Company is required to make annual mandatory sinking fund payments sufficient to retire 20 percent of the original aggregate principal amount of the Notes ($20 million per year) commencing on March 1, 1997, at a redemption price of 100 percent of the principal amount, with the balance of the Notes ($40 million) retired on March 1, 2000.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  The Notes are senior unsecured obligations of the Company. The Company will be obligated to make an offer to purchase a portion of the Notes in the event of the Company's failure to maintain a minimum consolidated net worth, as defined, and under certain other circumstances. In addition, the Notes contain other restrictive covenants which, among other things, impose certain limitations on the ability of the Company to (i) incur additional indebtedness, (ii) create liens, (iii) make restricted payments, as defined, and (iv) sell assets. As of December 31, 1996, the Company was in compliance with the covenants.

6. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate:

    Cash and Equivalents--The carrying amount is a reasonable estimate of fair value. These assets primarily consist of short term investments and demand deposits.

    Investment Securities Held to Maturity--These investments consist primarily of U.S. government and corporate debt securities which are publicly traded. The fair value of these issues is based on their quoted market prices at year end.

    Revolving Credit Facilities--The carrying amounts of the revolving credit obligations approximate market value because of the frequency of repricing the borrowings (usually at 14 to 90 day maturities).

    Term Loans Payable--For 1995, these notes payable were set to mature at various dates, however, borrowings typically reprice every three months or less. Consequently, the carrying value approximated market value for 1995. These term loans were paid off during 1996, therefore, no balance is reflected as of the year ended December 31, 1996.

    Trust Deed Notes Payable--These notes are primarily for purchase money deeds of trust on land acquired. These notes generally have maturities ranging from one to two years. The rates of interest paid on these notes approximate the current rates available for secured real estate financing with similar terms and maturities.

    10 1/2 Percent Senior Notes Due 2000--This issue is publicly traded on the New York Stock Exchange. Consequently, the fair value of this issue is based on its quoted market price at year end.

  The estimated fair values of the Company's financial instruments are as follows:

                                                      AT DECEMBER 31,
                                            -----------------------------------
                                                  1996              1995
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE    AMOUNT   VALUE
                                            -------- -------- -------- --------
   Financial Assets:
     Cash and equivalents.................. $  5,975 $  5,975 $    895 $    895
     Investment securities held to maturi-
      ty...................................    5,329    5,379    5,410    5,457
   Financial Liabilities:
     Revolving credit facilities........... $ 57,300 $ 57,300 $  7,500 $  7,500
     Term loans payable....................      --       --    41,000   41,000
     Trust deed notes payable..............    4,467    4,467   14,854   14,854
     10 1/2 percent senior notes due 2000..  100,000  103,375  100,000  103,125

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


7. COMMITMENTS AND CONTINGENCIES

  The Company leases office facilities under noncancelable operating leases. Generally, the Company is required to pay taxes and insurance and maintain the assets under such operating leases. Future minimum rental payments on operating leases having an initial term in excess of one year as of December 31, 1996 are as follows:

      1997.............................................................. $1,452
      1998..............................................................  1,312
      1999..............................................................    887
      2000..............................................................    473
      2001..............................................................    354
      Thereafter........................................................     78
                                                                         ------
        Subtotal........................................................  4,556
      Less--Sublease income.............................................   (481)
                                                                         ------
        Net rental obligations.......................................... $4,075
                                                                         ======

  Rent expense under noncancelable operating leases for the three years ended December 31, 1996 was approximately $1.4 million, $1.4 million and $1.3 million, respectively.

  The Company and certain of its subsidiaries are parties to claims and litigation proceedings arising in the normal course of business. Although the legal responsibility and financial impact with respect to such claims and litigation cannot presently be ascertained, the Company does not believe that these matters will result in the payment by the Company of monetary damages, net of any applicable insurance proceeds, that, in the aggregate, would be material in relation to the consolidated financial position of the Company. It is reasonably possible that the reserves provided for by the Company with respect to such claims and litigation could change in the near term.

8. INCOME TAXES

  The Company's provision (benefit) for income taxes includes the following components:

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                        1996    1995     1994
                                                       ------ --------  -------
   Current:
     Federal.......................................... $1,394 $  3,285  $ 5,988
     State............................................    418      991    1,787
                                                       ------ --------  -------
                                                        1,812    4,276    7,775
                                                       ------ --------  -------
   Deferred:
     Federal..........................................  3,254  (14,731)  (2,138)
     State............................................    968   (4,451)    (644)
                                                       ------ --------  -------
                                                        4,222  (19,182)  (2,782)
                                                       ------ --------  -------
   Total Provision (Benefit).......................... $6,034 $(14,906) $ 4,993
                                                       ====== ========  =======

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  The deferred income tax provision resulted from the following temporary differences in the recognition of revenues and expenses for income tax and financial reporting purposes:

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1996     1995     1994
                                                     ------  --------  -------
   Inventory adjustments............................ $4,792  $(18,966) $(2,024)
   Financial accruals...............................   (720)     (638)  (1,040)
   Decrease in operating loss carry forward.........    --        --       754
   Other............................................    150       422     (472)
                                                     ------  --------  -------
                                                     $4,222  $(19,182) $(2,782)
                                                     ======  ========  =======

  The components of the Company's deferred income tax asset (liability) as of December 31, 1996 and 1995 are as follows:

                                                                  1996    1995
                                                                 ------- -------
   Inventory adjustments........................................ $12,093 $13,968
   Financial accruals...........................................   4,144   3,478
   Other........................................................     244     159
                                                                 ------- -------
                                                                 $16,481 $17,605
                                                                 ======= =======

  At December 31, 1996, the Company has recorded a consolidated deferred tax asset of approximately $18.1 million reflecting the benefit created primarily as a result of the $46.5 million noncash charge taken during 1995 related to the impairment of long-lived assets. A significant portion of this asset's realization is dependent upon the Company's ability to generate sufficient taxable income in future years. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced or if tax rates are lowered.

  The effective tax rate differs from the Federal statutory rate of 34 percent due to the following items:

                                                   YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1996      1995      1994
                                                   -------  --------   -------
   Financial income (loss) before income taxes.... $15,035  $(37,289)  $12,169
                                                   =======  ========   =======
   Provision (benefit) for income taxes at statu-
    tory rate..................................... $ 5,112  $(12,678)  $ 4,137
   Increases (decreases) in tax resulting from:
     State income taxes, net......................     923    (2,288)      747
     Other........................................      (1)       60       109
                                                   -------  --------   -------
   Provision (benefit) for income taxes........... $ 6,034  $(14,906)  $ 4,993
                                                   =======  ========   =======
   Effective tax (benefit) rate...................    40.1%    (40.0)%    41.0%
                                                   =======  ========   =======

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


9. STOCK OPTION PLAN

  In 1991, the Company adopted the 1991 Employee Stock Incentive Plan (the "Plan") pursuant to which officers, directors and employees of the Company are eligible to receive options to purchase common stock of the Company. Under the Plan the maximum number of shares of Company stock that may be issued pursuant to awards granted is one million. On May 13, 1997, the shareholders of the Company approved the 1997 Stock Incentive Plan (the "1997 Plan"). Under the 1997 Plan, the maximum number of shares of Company stock that may be issued is two million.

  Options are typically granted to purchase shares at prices equal to the fair market value of the shares at the date of grant. The options typically vest over a one to five year period and are generally exercisable at various dates over one to 10 year periods. When the options are exercised, the proceeds are credited to equity along with the related income tax benefits, if any.

  The following is a summary of the transactions relating to the Plan for the years ended December 31, 1996, 1995 and 1994:

                               1996               1995              1994
                         ------------------ ----------------- -----------------
                                   WEIGHTED          WEIGHTED          WEIGHTED
                                   AVERAGE           AVERAGE           AVERAGE
                                   EXERCISE          EXERCISE          EXERCISE
                         OPTIONS    PRICE   OPTIONS   PRICE   OPTIONS   PRICE
                         --------  -------- -------  -------- -------  --------
Options, beginning of
 year...................  721,590   $9.73   771,990   $9.80   835,250   $ 9.73
Granted.................  365,000    6.35    20,000    5.75    50,000    11.38
Exercised...............      --      --     (9,000)   6.88   (16,010)    7.65
Canceled................ (158,000)   9.48   (61,400)   9.76   (97,250)   10.44
                         --------   -----   -------   -----   -------   ------
Outstanding, end of
 year...................  928,590   $6.30   721,590   $9.73   771,990   $ 9.80
                         ========   =====   =======   =====   =======   ======
Options exercisable at
 end of year............  588,590           671,590           517,840
                         ========           =======           =======
Options available for
 future grant...........    7,775           214,775           173,375
                         ========           =======           =======

  During the fourth quarter of 1996 the Company repriced 326,100 options which were previously granted to nonexecutive employees. The new price represents the fair market value of the shares at the date of repricing. Additionally, the weighted average exercise price for all options outstanding as of December 31, 1996 reflects the repriced options at their new exercise price.

  The following information is provided pursuant to the requirements of FAS
123.

  The fair value of each option granted during 1996 is estimated using the Black--Scholes option-pricing model on the date of grant using the following weighted average assumptions:

                                                                1996     1995
                                                               -------  -------
   Dividend yield.............................................     2.0%     2.1%
   Expected volatility........................................   46.30%   53.46%
   Risk-free interest rate....................................    6.12%    6.70%
   Expected life.............................................. 5 years  5 years

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  The 928,590 options outstanding as of December 31, 1996 have exercise prices between $5.38 and $13.75, with a weighted average exercise price of $6.30 and a weighted average remaining contractual life of 6.85 years. As of December 31, 1996, 588,590 of these options are exercisable with a weighted average exercise price of $6.27.

  During the years ended December 31, 1996 and 1995, no compensation expense was recognized related to the stock options granted, however, had compensation cost been determined consistent with FAS 123 for the Company's 1996 and 1995 grants for its stock-based compensation plan, the Company's net income (loss), and net income (loss) per common and equivalent share for the years ended December 31, 1996 and 1995 would approximate the pro forma amounts below:

                                              YEAR ENDED DECEMBER 31,
                                    -------------------------------------------
                                            1996                  1995
                                    --------------------- ---------------------
                                    AS REPORTED PRO FORMA AS REPORTED PRO FORMA
                                    ----------- --------- ----------- ---------
   Net income (loss)...............   $8,393     $7,619    $(27,363)  $(27,394)
   Net income (loss) per common
    share..........................   $  .28     $  .25    $   (.90)  $   (.90)

  The effects of applying FAS 123 in this pro forma disclosure are not indicative of future amounts.

10. STOCKHOLDER RIGHTS PLAN AND COMMON STOCK REPURCHASE PLAN

  In connection with the Merger, the Company adopted a stockholder rights agreement (the "Agreement"). Under the Agreement, one right will be granted for each share of the Company's outstanding common stock. Each right entitles the holder, in certain takeover situations, as defined, and after paying the exercise price (currently $40), to purchase Company common stock having a market value equal to two times the exercise price. Also, if the Company is merged into another corporation, or if 50 percent or more of the Company's assets are sold, the rightholders may be entitled, upon payment of the exercise price, to buy common shares of the acquiring corporation at a 50 percent discount from the then current market value. In either situation, these rights are not available to the acquiring party. However, these exercise features will not be activated if the acquiring party makes an offer to acquire all of the Company's outstanding shares at a price which is judged by the Board of Directors to be fair to all Company stockholders. The rights may be redeemed by the Company under certain circumstances at the rate of $.01 per right. The rights will expire on December 31, 2001, unless earlier redeemed or exchanged.

  In July 1995, the Board of Directors of the Company authorized the repurchase of up to $10 million of the Company's common stock. In January 1997 the Board increased the repurchase limit to $20 million. For the year ended December 31, 1996, the Company repurchased 430,300 shares of its common stock for an aggregate price of $2.3 million. In connection with the common stock repurchase plan, the Company has repurchased an aggregate amount of approximately $6.2 million through the year ended December 31, 1996.

11. INDUSTRY SEGMENT INFORMATION

  Included as an integral part of these Consolidated Financial Statements is the Selected Financial Information and the Selected Balance Sheet Information tables contained in Management's Discussion and Analysis of Financial Condition and Results of Operations in the accompanying Prospectus Supplement for the Company's significant operating segments: residential housing and corporate and manufacturing. Capital expenditures and depreciation and amortization expenses during 1996, 1995 and 1994 were not material.

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

   (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


12. DISCONTINUED OPERATIONS

  The Company's Board of Directors adopted a plan of disposition for the Company's savings and loan subsidiary in May 1997. Pursuant to the plan, the Company has entered into a definitive agreement to sell substantially all of Savings' mortgage loan portfolio and has entered into a non-binding letter of intent to sell the remainder of Savings' business, including Savings' charter. The letter of intent is subject to the completion of the due diligence on behalf of the purchaser, completion of a definitive sale agreement and approval of the transaction by the Office of Thrift Supervision. The proceeds from the sale of the mortgages will be used first to pay off substantially all of the outstanding balance of Federal Home Loan Bank advances with the remaining amount to be temporarily invested until the savings deposits are sold along with Savings' remaining assets. Savings has been accounted for as a discontinued operation and the results of its operations have been segregated in the accompanying consolidated statements of operations. Management currently estimates that both the disposition of Savings under the plan and the operating results of Savings for the period through the disposition will not result in a significant gain or loss to the Company.

  As a consequence of the decision to dispose of Savings the assets and liabilities of this discontinued operation have been classified in the consolidated balance sheets as "Net assets of discontinued operations." Discontinued operations have not been segregated in the consolidated statements of cash flows. The notes to consolidated financial statements have been revised, as necessary, to reflect the change in reporting due to discontinued operations.

  Interest income from these discontinued operations were $20,072,000, $25,805,000 and $25,863,000 for the years ended December 31, 1996, 1995 and
1994, respectively, and $4,514,000 and $5,312,000 for the three month periods ended March 31, 1997 and 1996, respectively.

  The components of net assets of discontinued operations included in the consolidated balance sheets at December 31, 1996 and 1995, and March 31, 1997, are as follows:

                                                               AT DECEMBER 31,
                                                 AT MARCH 31, -----------------
                                                     1997       1996     1995
                                                 ------------ -------- --------
                                                     (DOLLARS IN THOUSANDS)
ASSETS
Cash and equivalents............................   $ 12,862   $ 10,259 $ 36,702
Investment securities available for sale........     43,686     42,401   28,635
Mortgage notes receivable and accrued interest,
 net............................................    186,384    199,135  269,128
Property and equipment, at cost, net of
 accumulated depreciation of $869 and $976,
 respectively...................................        191        227      266
Real estate acquired in settlement of loans,
 net............................................        376      2,079    2,704
Deferred income taxes...........................      1,495      1,581    3,825
Investment in FHLB stock........................      8,087      7,958    7,500
Other assets....................................      1,266      1,633    1,894
                                                   --------   -------- --------
  Total assets--savings and loan................   $254,347   $265,273 $350,654
                                                   --------   -------- --------
LIABILITIES
Savings accounts................................   $131,168   $132,813 $157,542
FHLB advances...................................     95,000    109,000  150,000
Securities sold subject to agreements to
 purchase.......................................      5,085         --   15,016
Accounts payable and accrued expenses...........      1,970      2,458    4,873
                                                   --------   -------- --------
  Total liabilities--savings and loan...........    233,223    244,271  327,431
                                                   --------   -------- --------
Net assets of discontinued operations...........   $ 21,124   $ 21,002 $ 22,223
                                                   ========   ======== ========

                    STANDARD PACIFIC CORP. AND SUBSIDIARIES

    (DOLLARS PRESENTED IN TABLES ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


13. RESULTS OF QUARTERLY OPERATIONS (UNAUDITED)

                               FIRST    SECOND    THIRD     FOURTH
                              QUARTER  QUARTER   QUARTER   QUARTER     TOTAL
                              -------  --------  --------  --------  ---------
1996:
  Sales and revenues......... $65,581  $107,156  $109,828  $136,609  $ 419,174
  Income from continuing
   operations before taxes...     953     3,682     4,566     5,834     15,035
  Income (loss) from
   discontinued operations,
   net of income taxes.......       2        13      (728)      105       (608)
  Net income................. $   573  $  2,211  $  2,025  $  3,584  $   8,393
                              =======  ========  ========  ========  =========
  Income (loss) per share
   from continuing
   operations................ $  0.02  $   0.07  $   0.09  $   0.12  $    0.30
  Income (loss) per share
   from discontinued
   operations, net of the
   effect of income taxes....     --        --      (0.02)      --       (0.02)
                              -------  --------  --------  --------  ---------
  Net income per share....... $  0.02  $   0.07  $   0.07  $   0.12  $    0.28
                              =======  ========  ========  ========  =========
1995:
  Sales and revenues......... $70,498  $ 83,310  $103,206  $104,426  $ 361,440
  Income from continuing
   operations before taxes...   2,287     2,692     2,389   (44,657)   (37,289)
  (Loss) from discontinued
   operations, net of income
   taxes.....................    (235)     (370)   (1,906)   (2,469)    (4,980)
  Net income................. $ 1,101  $  1,212  $   (476) $(29,200) $( 27,363)
                              =======  ========  ========  ========  =========
  Income (loss) per share
   from continuing
   operations................ $  0.05  $   0.05  $   0.05  $  (0.88) $   (0.73)
  (Loss) per share from
   discontinued operations,
   net of the effect of
   income taxes..............   (0.01)    (0.01)    (0.07)    (0.08)     (0.17)
                              -------  --------  --------  --------  ---------
  Net income (loss) per
   share..................... $  0.04  $   0.04  $  (0.02) $  (0.96) $   (0.90)
                              =======  ========  ========  ========  =========

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS CONSTITUTES AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
                           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........................................  S-3
Statement Regarding Forward Looking Disclosure........................  S-9
Risk Factors..........................................................  S-9
Use of Proceeds....................................................... S-12
Capitalization........................................................ S-13
Management's Discussion and Analysis of Financial Condition and Re-
 sults of Operations.................................................. S-14
Business.............................................................. S-23
Management............................................................ S-29
Description of Notes.................................................. S-31
Underwriting.......................................................... S-47
Legal Matters......................................................... S-48

                                  PROSPECTUS

Available Information.................................................    2
Incorporation of Certain Documents by Reference.......................    2
Use of Proceeds.......................................................    3
Selected Consolidated Financial Data..................................    4
Ratio of Earnings to Fixed Charges....................................    5
Description of the Debt Securities....................................    6
United States Taxation................................................   12
Plan of Distribution..................................................   13
Experts...............................................................   14
Index to Consolidated Financial
 Statements...........................................................  F-1

$100,000,000

STANDARD PACIFIC CORP.

  % SENIOR NOTES DUE 2007

                                     LOGO
                           OF STANDARD PACIFIC CORP.

SALOMON BROTHERS INC

DILLON, READ & CO. INC.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION

BANCAMERICA SECURITIES, INC.

PROSPECTUS SUPPLEMENT

DATED JUNE   , 1997